SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4)

of the Securities Exchange Act of 1934

Redback Networks Inc.

(Name of Subject Company)

Redback Networks Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

757209101

(CUSIP Number of Class of Securities)

Kevin A. DeNuccio

Director, Chief Executive Officer

and President

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

John Sheridan, Esq.	Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
650 Page Mill Road	One Market, Spear Tower, Suite 3300
Palo Alto, CA 94304	San Francisco, CA 94105
(650) 493-9300	(415) 947-2000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address. The name of the subject company is Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”). The address of the Company’s principal executive office is 300 Holger Way, San Jose, California 95134 and the telephone number of the Company’s principal executive office is (408) 750-5000.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the Common Stock, $0.0001 par value per share, of the Company (the “Common Stock”), including the associated Rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 12, 2001, as amended on May 21, 2002, October 2, 2003, January 5, 2004, May 9, 2006 and December 19, 2006 (the “Rights Agreement”) between the Company and US Stock Transfer Corporation (the “Rights Agent”). As of December 20, 2006, there were 69,970,993 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address. The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.redback.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer. This Statement relates to the tender offer by Maxwell Acquisition Corporation, a Delaware corporation (“Offeror”), an indirect wholly-owned subsidiary of Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on December 22, 2006, and under which Offeror is offering to purchase all outstanding Shares at a price of $25.00 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 19, 2006 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as an indirect wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

According to the Offer to Purchase, the Offeror’s principal executive office is located at 6300 Legacy Drive, Plano, Texas 75024 and the telephone number of its principal executive office is (972) 583-0000.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as described in this Statement, in the Information Statement (as defined below) or otherwise incorporated herein by reference, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Offeror or Parent or their respective executive officers, directors or affiliates.

Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex I to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

(a) Arrangements with Executive Officers and Directors of the Company.

Certain contracts, agreements, arrangements or understandings between the Company and its directors and officers are described in the Information Statement, which is incorporated herein by reference. The descriptions of these agreements and arrangements in the Information Statement are qualified in their entirety by reference to the agreements filed as Exhibits (e)(2) through (e)(13) hereto, which are incorporated herein by reference.

Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 20, 2006, the Company’s directors and executive officers owned 159,883 Shares in the aggregate (excluding options and warrants to purchase Shares, and Shares subject to forfeiture and a right of repurchase (“Restricted Stock”)). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and executive officers would receive an aggregate of $3,997,075 in cash, without interest, less any required withholding taxes.

Pursuant to the terms of the Merger Agreement, each option to purchase Shares held by a director or executive officer of the Company that is outstanding and vested immediately prior to the Effective Time will be deemed exercised and automatically converted into the right to receive a cash payment equal to the number of Shares underlying the outstanding vested option multiplied by the amount (if any) by which $25.00 exceeds the option exercise price, without interest, less any applicable withholding taxes. Each option to purchase Shares held by a director or executive officer of the Company that is outstanding and unvested immediately prior to the Effective Time will be converted into the right to receive a cash payment equal to the number of Shares underlying the outstanding unvested option multiplied by the amount (if any) by which $25.00 exceeds the option exercise price, without interest, less any applicable withholding taxes; provided, however, that the option will remain subject to vesting and Parent’s obligation to pay the cash consideration will only become payable to the extent such vesting requirements are satisfied. Each warrant to purchase Shares held by a director or executive officer of the Company that is outstanding and exercisable immediately prior to the Effective Time will be automatically converted into the right to receive a cash payment equal to the number of Shares underlying the outstanding warrant multiplied by the amount (if any) by which $25.00 exceeds the warrant exercise price, without interest, less any applicable withholding taxes. Each share of Restricted Stock held by a director or executive officer of the Company that is outstanding immediately prior to the Effective Time will be converted into the right to receive $25.00 in cash, without interest, less any applicable withholding taxes; provided, however, that any unvested shares of Restricted Stock will remain subject to vesting and Parent’s obligation to pay the cash consideration will only become payable to the extend such vesting requirements are satisfied.

As of December 20, 2006, the Company’s directors and executive officers held (i) options to purchase 5,197,360 Shares in the aggregate, 3,300,296 of which were vested and exercisable as of that date, with exercise prices ranging from $3.50 to $24.16 and an aggregate weighted average exercise price of $10.68 per Share,

(ii) warrants to purchase 1,508 Shares in the aggregate, with exercise prices of either $5.00 or $9.50, and (iii) 11,461 shares of Restricted Stock in the aggregate.

The following table sets forth, as of December 19, 2006, the date the Company entered into the Merger Agreement, for each director and executive officer of the Company, the cash consideration that such individual would receive if such director or executive officer were to (i) tender all of the Shares that he owns, (ii) exercise all vested and exercisable options and tender such Shares, (iii) exercise all outstanding and exercisable warrants and tender such Shares, and (iv) tender all vested shares of Restricted Stock.

Name and Address	Number of Shares Owned	Value of Shares Owned (1)	Number of Vested and Exercisable Option	Weighted Average Exercise Price of Vested and Exercisable Options	Value of Vested and Exercisable Options (2)	Number of Warrants	Weighted Average Exercise Price of Warrants	Value of Warrants (3)	Number of Shares of Restricted Stock	Value of Shares of Restricted Stock (4)
Kevin A. DeNuccio	35,827	$895,675	1,438,020	$4.60	$29,335,608	1,091	$7.31	$19,300	—	—
Director, President and Chief Executive Officer

Ebrahim Abbasi	—	—	117,603	$5.29	$2,317,955	—	—		—	—
Senior Vice President of Operations, Information Technology and Customer Service

Georges Antoun	10,487	$262,175	316,145	$4.91	$6,351,353	354	$7.31	$6,262	—	—
Senior Vice President of World Wide Field Operations

Thomas L. Cronan, III	9	$225	98,498	$4.93	$1,976,855	18	$7.25	$320	—	—
Senior Vice President of Finance & Administration and Chief Financial Officer

Scott Marshall	—	—	143,666	$3.98	$3,019,859	—	—	—	—	—
Senior Vice President of Engineering and Product Management

Paul Giordano	50,000	$1,250,000	11,856	$10.56	$171,201	—	—	—	11,461	$286,525
Director

Roy D. Behren	25,000	$625,000	49,365	$6.96	$890,382	—	—	—	—	—
Director

John L. Drew	—	—	1,023	$4.60	$20,869	—	—	—	—	—
Director

David C. Friezo	21	$525	1,023	$4.60	$20,869	45	$7.30	$797	—	—
Director

Martin A. Kaplan	25,000	$625,000	47,689	$6.14	$899,415	—	—	—	—	—
Director

William H. Kurtz	—	—	48,878	$6.97	$881,270	—	—	—	—	—
Director

(1)	Illustrates the value of the Shares held by each director or executive officer, excluding Restricted Stock and Shares beneficially owned to which such director or executive director has disclaimed beneficial ownership. See the section of the Information Statement entitled “Security Ownership of Certain Beneficial Owners and Management” for information regarding Shares beneficially owned by certain directors.

(2)	Illustrates the value of the Shares underlying the vested and exercisable options held by each director or executive officer. Calculated for each director or executive officer by multiplying the number of Shares subject to the vested and exercisable options by the difference between the value of the Offer Price ($25.00) and the weighted average exercise price of such vested and exercisable options.
(3)	Illustrates the value of the Shares underlying the outstanding warrants held by each director or executive officer. Calculated for each director or executive officer by multiplying the number of Shares subject to the outstanding warrants by the difference between the value of the Offer Price ($25.00) and the weighted average exercise price of such outstanding warrants.
(4)	Illustrates the value of the shares of Restricted Stock held by each director or executive officer. Calculated for each director or executive officer by multiplying the number of shares of Restricted Stock by the value of the Offer Price ($25.00).

Acceleration of Director Options

Upon a change in control of the Company, all outstanding options held by directors of the Company become fully vested. The following table sets forth, as of December 19, 2006, for each director of the Company, the cash consideration that such director would receive as a result of the acceleration of unvested options in connection with the Offer and Merger.

Directors	Aggregate Number of Shares Subject to Options	Aggregate Number of Shares Subject to Unvested Options to be Accelerated Upon a Change in Control	Weighted Average Exercise Price of Unvested Options to be Accelerated Upon a Change in Control	Value of Unvested Options to be Accelerated Upon a Change in Control(1)
Kevin A. DeNuccio	2,475,000	1,036,980	$23.46	$1,596,949
Paul Giordano	61,363	49,507	$15.29	$480,713
Roy D. Behren	81,363	32,007	$16.50	$272,060
John L. Drew	1,363	340	$4.60	$6,936
David C. Friezo	1,363	340	$4.60	$6,936
Martin A. Kaplan	81,363	33,674	$15.52	$319,230
William H. Kurtz	80,545	31,667	$16.62	$265,369

(1)	Illustrates the economic value of all Shares underlying the unvested options held by each director assuming acceleration in the Offer and Merger. Calculated for each director by multiplying the number of Shares subject to the unvested option by the difference between the value of the Offer Price ($25.00) and the weighted average exercise price of such unvested options.

Indemnification and Insurance. Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Bylaws provide for the indemnification of officers and directors serving those capacities or serving in any capacity at the Company’s request, to the fullest extent permitted by the DGCL, provided that such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company and, provided further, with respect to any criminal proceeding, the indemnified party had no reasonable cause to believe his or her conduct was unlawful. The Company has indemnification agreements with its directors and officers, which provide for indemnification of such persons to the fullest extent permissible under the DGCL.

For a period of six years after the Effective Time, Parent has agreed to, and has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to, fulfill and honor the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers (the “Indemnified Parties”) and any indemnification provisions set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement, in each case to the full extent permitted by the DGCL. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to indemnification, advancement of expenses and exculpation that are no less favorable to the Indemnified Parties than those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date of the Merger Agreement.

For a period of six years after the Effective Time, Parent has also agreed to cause the Surviving Corporation to maintain and extend all existing directors’ and officers’ liability policies with respect to claims arising from facts or events that occurred on or before the Effective Time, provided, however, that Parent may substitute with policies of substantially equivalent coverage and amounts containing terms no less favorable than the existing directors’ and officers’ liability policies.

Employment Agreements with Current Executive Officers

On August 29, 2001, the Company entered into a letter agreement with Kevin A. DeNuccio, its Chief Executive Officer, President and Director, that provides that if Mr. DeNuccio is terminated for reasons other than cause or voluntarily resigns for good reason, he is to receive his base salary for a 12-month period in a lump sum payment and his target bonus for that year. In addition, in the event of such termination, the agreement provides that his stock options will remain exercisable for a period of 12 months following any termination after his first year of employment. The agreement further provides that if there is a change in control that occurs during Mr. DeNuccio’s employment with the Company, 100% of his options will vest. In addition, if any payment or distribution of any type to Mr. DeNuccio by the Company in connection with a change in control would be subject to excise tax imposed by Section 4999 of the Internal Revenue Code or related interest or penalties, Mr. DeNuccio is entitled to an additional gross-up payment to cover the cost of such tax or related interest or penalties (provided, however, that the Company may reduce total payments to Mr. DeNuccio by up to $100,000 if such reduction would eliminate such excise tax). On September 22, 2006, the agreement with Mr. DeNuccio was amended to provide, with respect to options granted on June 1, 2006 or any other equity compensation awards granted thereafter (“Applicable CEO Equity Grants”), that if there is a change in control that occurs during Mr. DeNuccio’s employment with the Company, all unvested Applicable CEO Equity Grants will vest, except with respect to options subject to twelve months or less of vesting, in which case such options will remain subject to the normal vesting schedule. The amended agreement further provides that in the event a change in control occurs and, if within 12 months following such change in control, Mr. DeNuccio’s service with the Company is “Involuntarily Terminated” other than for “Cause” (as such terms are defined in the employment agreement), all then outstanding unvested Applicable CEO Equity Grants will vest; provided, however, that the following circumstances shall not in and of themselves constitute “Good Reason” under the terms of the employment agreement: (i) Mr. DeNuccio not being appointed Chief Executive Officer of the acquiring entity; or (ii) Mr. DeNuccio remaining as the chief executive officer of the subsidiary or division substantially containing the Company’s business following the change in control.

In October 2001, the Company entered into a letter agreement with Ebrahim Abbasi, its Senior Vice President of Operations, Information Technology and Customer Service, that provides that if there is a change in control and Mr. Abbasi is subsequently terminated without cause, or the nature and scope of his service to us is involuntarily reduced (including a material reduction in his employment responsibilities), an additional 12 months of his option shares shall become vested. In connection with such a termination following a change in control, Mr. Abbasi will also receive up to 12 months of salary continuation. In a letter agreement in March 2003 and a subsequent amendment in January 2004, the Company agreed with Mr. Antoun that if there is a change in control and Mr. Antoun is subsequently terminated without cause, or the nature and scope of his service to us is involuntarily reduced (including a material reduction in his employment responsibilities), 100% of his option shares shall vest. In addition, the Company shall also continue his base pay (at the rate in effect at the time of the termination of his employment) for a period of 12 months following the termination of his employment or, if earlier, until he secures new employment at similar compensation.

The Company entered into a letter agreement with Thomas L. Cronan, III, its Senior Vice President and Chief Financial Officer, that provides that if there is a change in control and Mr. Cronan is subsequently terminated without cause, or the nature and scope of his service to the Company is involuntarily reduced (including a material reduction in his employment responsibilities), an additional twenty-five percent of his option shares shall vest. In addition, the Company shall also continue his base pay (at the rate in effect at the time of the termination of his employment) for a period of 12 months following the termination of his employment or, if earlier, until he secures new employment at similar compensation.

In September 2004, the Company entered into a letter agreement with Scott Marshall, its Senior Vice President of Engineering and Product Management, which provides that if there is a change in control, an additional 12 months of unvested options shall vest. In addition, if within 12 months following such change in control, Mr. Marshall is subsequently terminated without cause, or the nature and scope of his service to the Company is involuntarily reduced (including a material reduction in his employment responsibilities), Mr. Marshall will receive 12 months of his base salary.

On September 29, 2006, the agreements between the Company and Messers. Cronan, III, Abbasi, Marshall, and Antoun, respectively, were amended to provide that in the event a change in control occurs, an additional 12 months of unvested options granted on or after June 1, 2006 only or any additional equity compensation awards granted thereafter (collectively, the “Applicable Executive Equity Grants”) will vest. The amendments also provide that in the event a change in control occurs and if within 12 months following such change in control, either (A) the executive’s service with the Company is involuntarily terminated without cause or (B) there is an involuntary reduction in the nature and scope of his service to the Company (including a material reduction in his employment responsibilities), all then outstanding unvested Applicable Executive Equity Grants will vest.

On December 19, 2006, the Compensation Committee of the Company’s Board of Directors determined that certain employment-related agreements, arrangements and benefits that the Company’s Board of Directors had approved during the preceding year were “employment compensation, severance or other employee benefit arrangements” within the meaning of Rule 14d-10(d)(1) under the Exchange Act. The employment-related agreements arrangements and benefits include (i) certain employment agreements, severance agreements or change in control agreements between the Company and certain executives and other employees of the Company, and any amendments thereto, entered into during the preceding 12 months, (ii) certain stock awards granted to, or any acceleration of vesting of any Common Stock awards held by, certain executives and other employees of the Company during the preceding 12 months, and (iii) certain stock awards granted to, or any acceleration of vesting of any stock awards held by, a member of the Company’s Board of Directors during the preceding 12 months.

(b) Arrangements with Offeror or Parent.

Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Tender and Stockholder Support Agreement. The summary of the Tender and Stockholder Support Agreement, dated as of December 19, 2006, between Parent and certain stockholders of the Company (the “Support Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreement.

DeNuccio Stockholder Support Agreement. The summary of the Stockholder Support Agreement, dated as of December 19, 2006, between Parent and Kevin A. DeNuccio (the “DeNuccio Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the DeNuccio Agreement.

Non-Tender Agreement. The summary of the Non-Tender Agreement, dated as of December 19, 2006, between Parent and Ebrahim Abbasi, Georges Antoun, Thomas L. Cronan, III, Rod W. Couvrey, Scott Marshall, Stephen Y. Tam, and Simon Zarrin (the “Non-Tender Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Non-Tender Agreement.

Amendment to Rights Agreement. The summary of Amendment to Rights Agreement, dated as of December 19, 2006, between the Company and US Stock Transfer Corporation (the “Rights Amendment”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Rights Amendment.

Confidentiality Agreement. The summary of the Confidentiality Agreement, dated as of December 11, 2006, between the Company and Parent (the “Confidentiality Agreement”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement.

Item 4. The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

At a meeting held on December 19, 2006, the Company’s Board of Directors unanimously (i) determined that the Merger Agreement, the Offer, the Merger and other transactions contemplated thereby are advisable, fair to, and in the best interests of the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) and the Support Agreement, which approval, to the extent applicable, constituted approval under the provisions of Section 203 of the DGCL as a result of which the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, as well as the Support Agreement and the transactions contemplated thereby, are not and will not be subject to the restrictions on “business combinations” under, the provision of Section 203 of the DGCL, and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to Offeror pursuant to the Offer, and adopt the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to stockholders communicating the Company’s Board of Directors’ recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

(b) Background.

Background of the Transaction

Although the Company has developed leading edge technology since its founding in 1996, the Company has not been profitable. The Company incurred net losses of approximately $118.8 million during its fiscal year 2003, $186.9 million in 2002, $4.1 billion in 2001 and $1.0 billion in 2000. As a result, the Company has funded its operations primarily from private and public sales of debt and equity securities, as well as from bank borrowings.

On November 3, 2003, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court, District of Delaware and filed a prepackaged plan of reorganization on that same date. On December 22, 2003, the bankruptcy court entered an order confirming the Company’s plan of reorganization. The Company emerged from bankruptcy on January 2, 2004.

After emerging from bankruptcy, the Company focused on its SmartEdge and SMS product families to grow net revenue from $115.4 million for the year ended December 31, 2004, to $153.3 million for the year ended December 31, 2005. For the first nine months of 2006, the Company’s net revenues were $197.0 million, a 87% increase over the Company’s net revenues of $105.3 million for the same period in 2005. Even after emerging from bankruptcy, however, the Company has continued to incur losses, including net losses of $535.3 million in the year ended December 31, 2004 and $20.5 million in the year ended December 31, 2005.

Since its emergence from bankruptcy, the Company’s Board of Directors and management team regularly evaluated the Company’s business, long-term strategic goals and prospects as an independent company in an intensely competitive industry characterized by rapid and continual technological evolution and change as well as competitors with superior resources. Many of the Company’s competitors are significantly larger than the Company, with greater market capitalizations, cash reserves, human capital and other resources to develop new technologies and products, to acquire other companies and technologies, and to stay abreast of technological innovations in the marketplace. Due to these industry dynamics and the Company’s competitive positioning, from time to time the Company’s Board of Directors and management team have considered joint ventures and other strategic partnerships to complement the Company’s product offerings and enhance its competitive position.

In 2005, in light of converging developments in the networking and telecommunications markets, the Company’s Board of Directors and management team began to consider partnerships with participants in the telecommunications industry. In June 2005, representatives of the Company began to discuss the possibility of a strategic partnership with Parent’s broadband business unit. Over the course of the following six months, the Company and Parent had several meetings during which they reviewed the Company’s products and technology, as well as the applicability of such products and technology to Parent’s products. During such meetings, they also discussed the nature and general terms of a potential partnership.

In January 2006, Parent informed the Company that Parent had decided not to pursue a partnership with the Company at that time, but might reengage in the future under the right circumstances.

Thereafter, the Company began to have discussions with another party regarding the possibility of a strategic partnership. These discussions continued in varying degrees of intensity throughout summer and fall of 2006.

In April 2006, the Company invited Parent to reconsider a strategic partnership with the Company in light of the fact that the Company was seriously considering a strategic partnership with another company. On April 4 and 5, 2006, representatives of the Company met with representatives of Parent in Stockholm, Sweden to discuss a potential partnership.

On June 29, 2006, a meeting was held in Stockholm between senior representatives from Parent and the Company, including Kevin A. DeNuccio, the Chief Executive Officer of the Company. At this meeting, the parties discussed product and market fit. The discussion included a possible partnership, including a potential equity investment in the Company by Parent. The parties also discussed the possibility of a merger of the two companies. At the conclusion of this meeting, the parties agreed to explore the matter further.

On July 10 and 11, 2006, a meeting occurred in Stockholm, and the participants included a number of Company personnel in business development and product management and Parent representatives from engineering, system management and product management. They discussed in detail how the Company’s products are used in various network scenarios. In addition, the Company’s SmartEdge product roadmap was presented and discussed.

On August 16 and 17, 2006, a meeting was held at the Company’s facilities in San Jose, California. Present were personnel from each companies’ product management and engineering groups, as well as senior management from each company. The purpose of the meeting was for Parent to further understand the Company’s technology and product roadmaps. The parties also discussed how it would be possible to use the Company’s technology in Parent’s products. Following up on the topics discussed in this meeting, the Company subsequently provided Parent personnel with additional information.

On November 8, 2006, a meeting was held in New York City. Present were senior management from Parent, and Mr. DeNuccio and other senior management from the Company. Members of Company management made a presentation about the Company’s business, products and sales performance. The parties discussed different strategic alternatives, including an acquisition of the Company by Parent. The parties agreed that Parent would return in two weeks with an indication of whether and how it wanted to proceed.

From November 8, 2006 through the date of the offer from Parent, Mr. DeNuccio had various discussions with members of the Strategic Business Development Committee of the Board of Directors regarding the possibility of an acquisition by Parent and related strategy.

On November 21, 2006, the Company had discussions with UBS Securities LLC (“UBS”) regarding retaining UBS as its financial advisor. UBS began to work with the Company on this matter and UBS and the Company began to discuss terms of the engagement of UBS for this purpose.

On November 27, 2006, Carl-Henric Svanberg, the Chief Executive Officer and President of Parent, met with Mr. DeNuccio in San Jose, California. They discussed recent developments in the telecommunications industry, as well as the advantages and disadvantages of combining the operations of the Company and Parent. At this meeting, Mr. DeNuccio suggested to Mr. Svanberg that, if Parent was considering a proposal to acquire the Company, the offer price would need to be at least $25 per share, and possibly higher than $25 per share, in order to interest the Company’s Board of Directors. The following day, Mr. Svanberg met with members of the Company’s senior management team.

On December 1, 2006, Mr. Svanberg sent a letter to Mr. DeNuccio, which included Parent’s non-binding indication of interest to acquire the Company at a price of $25 per share in cash. In the letter, Parent requested that the Company provide Parent with a period of exclusivity as a condition to Parent’s willingness to undertake the expense of detailed due diligence and negotiation of a transaction. Mr. Svanberg requested a response to his letter within three to four days.

On December 1, 2006, the Strategic Business Development Committee of the Company’s Board of Directors (comprised of three independent, outside directors of the Company’s Board of Directors) met to discuss the terms of the proposed engagement of UBS and to discuss the terms of the non-binding indication of interest from Parent. The Strategic Business Development Committee agreed that the proposed terms of the UBS engagement letter were reasonable and voted to recommend approval of such terms to the Company’s Board of Directors. UBS subsequently joined the call to discuss the proposed offer by Parent and the Company’s response.

On December 4, 2006, the Company’s Board of Directors of the Company convened a special meeting to review the terms and conditions of Parent’s non-binding indication of interest with the Company’s management team and the Company’s outside advisors, including UBS and Wilson Sonsini Goodrich & Rosati, Professional Corporation, the Company’s outside legal counsel. At the beginning of the meeting, the Company’s Board of Directors approved the terms of the engagement letter to retain UBS to act as financial advisor to the Company. The Company subsequently signed an engagement letter with UBS, dated as of November 21, 2006 (when the Company began its substantive discussions with UBS). UBS subsequently joined the meeting and provided the Board of Directors with its preliminary financial analyses of Parent’s indication of interest, as well as an overview of various strategic alternatives available to the Company. After UBS’ presentation, the Board of Directors discussed Parent’s indication of interest and generally thought that it represented a compelling price for the Company in light of the recent trading price of Company’s stock, the Company’s financial condition and its prospects as an independent Company in the current and anticipated market environment. The Board of Directors authorized the Company’s management team and its advisors to continue discussions with Parent and to make non-public information regarding the Company available to Parent and its advisors in order to facilitate Parent’s due diligence review of the Company, but determined to reject Parent’s request for exclusivity. The Board of Directors also directed the Company’s management team and its advisors to seek a higher price from Parent. The Board of Directors then considered and discussed the possibility of conducting an auction for the Company or privately contacting third parties to determine whether any third parties would be interested in exploring a transaction with the Company and paying more to acquire the Company than Parent had proposed. After this discussion, the Board of Directors instructed UBS and the Company’s management team to contact the third party with whom the Company had been having strategic partnering discussions throughout the summer and fall to determine whether that party would be interested in discussing the possibility of a transaction with the Company. The Board of Directors determined, however, not to contact any other parties because it did not want to jeopardize Parent’s proposal in light of Parent’s request for exclusivity and the contingent nature of Parent’s proposal, which remained subject to confirmatory due diligence. Furthermore, the Board of Directors was concerned that several of the third parties that were identified as potential acquirors of the Company would not be bona fide purchasers, but could capitalize on the fact that the Company was seeking indications of interest to disrupt its process with Parent or to damage the Company’s relationship with its customers. The Board of Directors was also concerned about the significant risk of leaks that could result from contacting multiple third parties about a possible transaction with the Company, the distraction to management that would arise from maintaining discussions with multiple third parties and the expectation that any definitive agreement with Parent would allow the Board of Directors to consider a superior acquisition proposal after the definitive agreement with Parent was signed and announced.

Later that day, Messrs. DeNuccio and Svanberg spoke by telephone. During this call, Mr. DeNuccio indicated that the Company was unwilling to enter into an exclusivity agreement with Parent and requested that Parent consider paying a higher price for the Company.

On December 5, 2006, UBS contacted the third party at the request of the Company’s Board of Directors to gauge this third party’s interest in a potential transaction with the Company. The third party indicated in response that it was not interested in exploring a transaction with the Company. After this initial contact and until the transaction with Parent was announced, UBS and Mr. DeNuccio continued to contact this party from time to time about a possible transaction with the Company, but this third party did not express any willingness to discuss such a transaction with the Company in response.

On December 6, 2006, Tom Cronan, the Chief Financial Officer of the Company, met in Stockholm with senior management of Parent. Mr. Cronan provided a detailed description of the financial condition of the Company, as well as the Company’s operations. Also on that day, Parent delivered to the Company its business, technical, financial, accounting and legal due diligence requests.

On December 7, 2006, representatives of UBS contacted representatives of Citigroup, Parent’s financial advisor for the transaction, to discuss the proposed transaction. UBS indicated that the Company’s Board of Directors and management team wished to proceed rapidly in order to reduce the risk of leaks. UBS also emphasized that the Company had not agreed on Parent’s proposed price for the transaction, but that the Company was willing to proceed with the due diligence process in order to convince Parent that a higher price was warranted and justifiable.

On December 11, 2006, Parent entered into a second confidentiality agreement with the Company, which governed the current acquisition transaction and included a customary “standstill” provision that would prevent Parent from making any proposal to acquire the Company without the Company’s invitation to do so.

Commencing on December 11, 2006, and continuing thereafter, representatives of Parent and its financial, legal and accounting advisors conducted extensive due diligence on the Company.

On December 12, 2006, representatives of Citigroup and UBS met to discuss Parent’s proposed price for the transaction. During this meeting, UBS expressed the desire of the Company’s Board of Directors to increase the price and explained that UBS expected to seek a higher price from Parent. Citigroup responded that Parent’s $25 price proposal was a firm proposal that was not intended to be a starting point for negotiations and that the Company’s efforts to increase the price would be viewed negatively by Parent and could jeopardize the transaction.

On December 13, 2006, Latham & Watkins LLP, counsel to Parent, delivered a draft merger agreement to Wilson Sonsini Goodrich & Rosati. The draft merger agreement was structured as a tender offer followed by a second step merger. It contemplated that significant stockholders of the Company would agree to tender their shares in the tender offer. The proposed minimum tender condition in the tender offer was a majority of outstanding Company common stock, calculated on a fully diluted basis, which represented approximately 67% of the Company’s then outstanding shares. The draft also provided for a termination fee, and representatives of Citigroup separately told representatives of UBS that Parent was proposing a termination fee equal to 4.5% of the aggregate transaction value.

On December 14, 2006, Mr. DeNuccio and Georges Antoun, the Company’s Senior Vice President of Worldwide Field Operations, met in Stockholm with Mr. Svanberg, Karl Henrik Sundström, Parent’s Chief Financial Officer, and other members of Parent’s senior management. At this meeting, the parties discussed the strategic rationale for the transaction, the management of the Company after the acquisition, and proposed integration plans.

Also at this meeting, Mr. DeNuccio informed Mr. Svanberg that the Company’s Board of Directors had carefully considered Parent’s offer of $25 per share and encouraged Parent to consider a higher price due to the Company’s improving financial performance and positioning for success in the developing market for “triple play” services. In response, Mr. Svanberg informed Mr. DeNuccio that Mr. Svanberg would not support a higher purchase price, and he believed that the Board of Directors of Parent would not be willing to approve a higher purchase price.

On December 15, 2006, Wilson Sonsini Goodrich & Rosati delivered comments on the draft merger agreement to Latham & Watkins. The comments provided for a termination fee equal to 2% of the transaction value. With respect to the minimum condition in the tender offer, the comments provided that the minimum condition would be equal to a majority of the shares outstanding at the expiration of the tender offer, plus all outstanding vested options and warrants, plus all unvested options that would vest within 60 days of the expiration of the tender offer. Finally, the comments provided the Company’s Board of Directors with the ability to change their recommendation in favor of Parent’s offer, in the event their fiduciary duties required them to do so, even in the absence of a competing acquisition proposal.

On December 15, 2006, the Company’s Board of Directors convened a special meeting to review the transaction status and key terms of the draft merger agreement under negotiation. Representatives of the Company’s management team, UBS and Wilson Sonsini Goodrich & Rosati also attended this meeting. Wilson Sonsini Goodrich & Rosati began the meeting with an overview of the Board of Directors’ fiduciary duties in the context of the Board of Directors’ consideration of a possible sale of the Company for cash. UBS then provided an overview of the status and progress of the transaction, including Parent’s due diligence of the Company. UBS noted that the due diligence process was proceeding quickly and that there were very few remaining unresolved due diligence inquiries from Parent. UBS and Mr. DeNuccio also apprised the Board of Directors that the third party previously contacted by UBS at the Board of Directors’ request regarding a transaction with the Company had declined to discuss any such transaction. Wilson Sonsini Goodrich & Rosati then presented the Board of Directors with an overview of the terms and conditions of the draft merger agreement and the issues under the merger agreement that remained unresolved. Mr. DeNuccio and UBS then apprised the Board of Directors of their attempts to negotiate a higher price with Parent and Parent’s unwillingness to increase its $25 price. After this discussion, the Board of Directors authorized the management team and its advisors to continue discussions with Parent, but also instructed UBS and Mr. DeNuccio to continue to seek a higher price from Parent.

On December 16, 2006, Messrs. Svanberg and Sundström and other members of senior management of Parent participated in a telephone conference call with Messrs. DeNuccio and Cronan. During this teleconference, the parties discussed a number of matters, including employee compensation and retention plans, internal reporting and integration plans. Also on that day, Parent’s counsel delivered to the Company a revised draft of the merger agreement.

On December 17, 2006, Messrs. DeNuccio, Svanberg, Sundström and other members of each company’s senior management attended a telephone conference to discuss the transaction schedule and process, as well as the possible timing for an announcement of a transaction if the parties could reach agreement on the price for the transaction and the terms of the merger agreement.

Also on December 17, 2006, counsel to each of Parent and the Company met in San Francisco, California to negotiate outstanding issues under the merger agreement. It was agreed that the Board of Directors of the Company would have the ability under the merger agreement to change its recommendation in favor of Parent’s offer in the event its fiduciary duties required it to do so, even in the absence of a competing acquisition proposal. However, the size of the termination fee and the minimum tender condition remained in dispute.

On December 18, 2006, Messrs. Mr. DeNuccio, Svanberg and Sundström had a telephone conference and discussed employee compensation and retention matters. In addition, the attendees discussed various due diligence matters regarding the Company’s business and operations.

On December 18, 2006, the Company’s Board of Directors convened another special meeting to consider the status of the transaction. Representatives of the Company’s management team, UBS and Wilson Sonsini Goodrich & Rosati also attended this meeting. UBS began the meeting by providing an update of their financial analyses of Parent’s indication of interest and the progress of the transaction negotiations and due diligence efforts. UBS and Mr. DeNuccio noted that Parent had refused to increase its $25 price notwithstanding repeated attempts to convince them to increase this price. Wilson Sonsini Goodrich & Rosati then summarized the Board of Directors’ fiduciary duties in connection with its consideration of a possible transaction with Parent. Wilson Sonsini Goodrich & Rosati then presented a detailed overview of the terms and conditions of the merger agreement and other ancillary agreements, including the tender and support agreements, and a summary of the few issues that remained unresolved. After this presentation, the Board of Directors asked questions of the advisors and the management team and engaged in a discussion regarding the proposed transaction. After a lengthy discussion, the Board of Directors continued to believe that Parent’s proposal represented compelling value for the Company’s stockholders, but suggested that UBS and the Company’s management team continue to seek a higher price from Parent. The Board of Directors again authorized the management team and its advisors to continue their discussions with Parent.

Later that day, Mr. Svanberg spoke to Mr. DeNuccio and Mr. Cronan by telephone regarding Parent’s proposed price. They also discussed the proposed minimum condition for the offer, and the amount of the termination fee payable to Parent under certain circumstances in the event the merger agreement were to be terminated. During this discussion, Mr. DeNuccio again expressed the Board of Directors’ desire for a higher price.

Also later that day and during the morning of the following day, Wilson Sonsini Goodrich & Rosati and Latham & Watkins continued to negotiate the remaining unresolved issues with the terms and conditions of the Merger Agreement.

On December 19, 2006, Messrs. DeNuccio and Svanberg spoke again by telephone. Mr. Svanberg told Mr. DeNuccio that Parent would not increase its offer price above $25 per share. He agreed, however, to a lower termination fee equal to 3% of the value of the transaction.

On December 19, 2006, the Company’s Board of Directors convened another special meeting to consider the proposed transaction with Parent. Representatives of the Company’s management team, UBS and Wilson Sonsini Goodrich & Rosati also attended this meeting. UBS began the meeting by presenting an update to its financial analyses of the transaction with Parent. Thereafter, Mr. DeNuccio and UBS apprised the Board of Directors of their efforts to negotiate a higher price with Parent and Parent’s refusal to increase its proposed price above $25 per share. UBS then rendered its oral opinion, subsequently confirmed in writing, that the consideration that the Company’s stockholders would receive in the Offer and the Merger was fair, from a financial point of view, to the Company’s stockholders (other than the Company’s affiliates and affiliates of or holders of beneficial interests in Offeror to the extent they are holders of Common Stock). Thereafter, Wilson Sonsini Goodrich & Rosati summarized the resolution of all remaining issues under the terms and conditions of the merger agreement. After these presentations, the Board of Directors had a lengthy discussion regarding the transaction and the reasons for proceeding with the transaction at this time. The Board of Directors considered the fact that Parent’s proposed price was above the Company’s 52-week trading high and represented a 61% premium to the Company’s average trading price during the previous 60-day period and a 20.7% premium over the closing price of the Company’s stock on December 18, 2006. The Board of Directors also considered the fact that the Company was continuing to incur losses while confronting significant competition from large competitors in an ever more competitive environment. The Board of Directors also considered the fact that the Company was approaching the end of its fiscal year and, as was typical for the Company, there remained considerable uncertainty and risk associated with the Company’s financial performance due to the fact that many of the Company’s orders typically arrive toward the end of the year. As a result of this risk and uncertainty, as well as the fact that any unexpected disappointments in the Company’s financial performance could adversely affect the Company’s stock price and the price that Parent (or any other third party) was willing to pay for the Company, the Board of Directors determined to accept Parent’s proposal at this time. After considering these factors, as well as the other factors set forth below under “Reasons for the Recommendation,” the Board of Directors voted unanimously to approve the merger agreement and the transactions contemplated thereby.

Thereafter, Parent, Offeror and the Company executed the Merger Agreement. The other related agreements were simultaneously executed. Parent and the Company then each issued press releases announcing the transaction.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Company’s Board of Directors consulted with the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

1.	Financial Condition and Prospects of the Company. The Company’s Board of Directors’ knowledge and familiarity with the Company’s business, financial condition, results of operations, the Company’s financial plan and prospects of the Company if it were to remain independent. The Company’s Board of Directors discussed and deliberated at length concerning the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plans, as well as the competitive environment in which the Company operates.

2.	Historical Trading Prices. The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 20.7% over the $20.72 closing price of the Shares on the Nasdaq Global Select Market on December 18, 2006, the last full trading day prior to the public announcement of the execution of the Merger Agreement.

3.	Certainty of Value. The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value.

4.

Opinion of the Company’s Financial Advisor. The opinion of UBS Securities LLC (“UBS”) dated December 19, 2006, to the Company’s Board of Directors as to the fairness, from a financial point of view and as of such date, of the $25.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than the Company’s affiliates and affiliates of or holders of beneficial interests in Offeror to the extent they are holders of Common Stock). The full text of UBS’ written opinion, dated December 19, 2006, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex II, is incorporated herein by reference and should be read carefully in its entirety. UBS’ opinion was provided to the Company’s Board of Directors for its information in its evaluation of the $25.00 per share cash consideration payable in the Offer and the Merger and relates only to the fairness of such cash consideration from a financial point of view to holders of Shares (other than the Company’s affiliates and affiliates of or holders of beneficial interests in Offeror to the extent they are holders of Common Stock). UBS’ opinion does not address any other aspect of the Offer or the Merger or any related transaction and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

5.	Terms of the Merger Agreement. The Company’s Board of Directors believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company were favorable to the Company’s stockholders. In particular:

a.	Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

b.	No Financing Condition. Parent’s obligations under the Offer are not subject to any financing condition, the representations of Parent in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

c.	No Solicitation. The provisions in the Merger Agreement that provide for the ability of the Company’s Board of Directors to respond to unsolicited acquisition proposals, if the Company’s Board of Directors determines in good faith (after consultation with its outside legal counsel and its financial advisor) that (A) the acquisition proposal is, or is reasonably likely to result in, a Superior Offer (as defined in Section 9.5 of the Merger Agreement) and (B) the failure to take such actions would be a breach of its fiduciary duties to the Company’s stockholders.

d.	Change in Recommendation. The Company’s Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify its approval or recommendation to the Company’s stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

e.	Fiduciary Termination Right. The Company’s Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement upon a Company Change in Recommendation (as defined in Section 5.3(b) of the Merger Agreement) in order to enter into a definitive agreement with respect to a Superior Offer, if, concurrent with such termination, the Company pays to Parent a $61 million termination fee.

f.	Certainty of Closure. The conditions to the Offer are limited, thereby providing a reasonable level of closing certainty.

6.	Failure to Close; Public Announcement. The Company’s Board of Directors also considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

7.	Extension of Offer Period. The provision in the Merger Agreement that, under certain circumstances, Parent is required to extend the Offer until April 19, 2007 or December 19, 2007 if certain conditions are not satisfied as of any expiration date.

The foregoing discussion of information and factors considered and given weight by the Company’s Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the

Company’s Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company’s Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of the Company were aware of the interests of executive officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Intent to Tender.

To the Company’s knowledge, all of the Company’s executive officers (except those executive officers who entered into the Non-Tender Agreement), directors, affiliates and subsidiaries currently intend to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned other than Shares subject to forfeiture and a right of repurchase. The summary of the Support Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreement.

Item 5. Person/Assets, Retained, Employed, Compensated Or Used.

The Company’s Board of Directors retained UBS to act as its financial advisor in connection with the Offer and the Merger. The Company has agreed to pay UBS customary compensation for its services, consisting of a fee paid upon delivery of UBS’ opinion, and a transaction fee based upon the aggregate consideration payable in the transaction, all of which transaction fee is contingent upon completion of the Offer. The Company also has agreed to reimburse UBS for its reasonable expenses incurred in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify UBS against liabilities and expenses relating to, or arising out of, its engagement. In the ordinary course of business, UBS and its affiliates may trade securities of the Company and Parent for its own account and for the accounts of customers, and may at any time hold a long or short position in such securities.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6. Interest In Securities Of The Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

The summary of the Support Agreement, DeNuccio Agreement and the Non-Tender Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreement, DeNuccio Agreement and the Non-Tender Agreement, respectively.

Item 7. Purposes Of The Transaction And Plans Or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent and Offeror, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company’s Board of Directors other than at a meeting of the Company’s stockholders.

Stockholder Approval. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to the Company’s certificate of incorporation, the Shares are the only securities of the Company outstanding, which entitle the holders thereof to voting rights. If following the purchase of Shares by Offeror pursuant to the Offer, Offeror and its affiliates own more than a majority of the outstanding Shares, Offeror will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Offeror acquires or controls the voting power of at least 90 percent of the Shares, Parent would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Parent and Offeror do not own 90 percent of the outstanding Shares following consummation of the Offer, Parent and Offeror could seek to purchase additional Shares from the Company in order to reach the 90 percent threshold and effect a short-form merger. The consideration paid per Share for any Shares acquired from the Company would be equal to that paid in the Offer.

Top-Up Options

50% Top-Up Option. In order to offset the dilutive impact of the issuance of Shares pursuant to the exercise, conversion or exchange of any outstanding options, stock appreciation rights, restricted stock units, warrants, equity interests or other rights to acquire Shares following the acceptance and payment by Offeror of the Shares tendered and not withdrawn pursuant to the Offer (the “Appointment Time”), the Company granted to Offeror an irrevocable option (the “50% Top-Up Option”) at a price per Share equal to the Offer Price, exercisable only after the Appointment Time and prior to the earlier to occur of (i) the record date for the special meeting of the Company’s stockholders and (ii) the termination of the Merger Agreement, to purchase that number of Shares (the “50% Top-Up Option Shares”) equal to the lesser of (x) the lowest number of Shares that, when added to the number of Shares owned by Parent and Offeror at the time of such exercise, shall constitute ten thousand (10,000) Shares more than 50% of the Shares then outstanding (after giving effect to the issuance of the 50% Top-Up Option Shares) and (y) an aggregate number of Shares that is equal to 19.9% of the Shares then outstanding; provided, however, that in no event shall the 50% Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares. The exercise price for the 50% Top-Up

Option is to be paid by delivery of a promissory note, bearing simple interest at 6% per annum, made by Offeror and due and payable within 30 days.

90% Top-Up Option. Pursuant to the terms of the Merger Agreement, the Company also granted to Offeror an irrevocable option (the “90% Top-Up Option”) at a price per Share equal to the Offer Price, exercisable only after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, to purchase that number of Shares (the “90% Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of shares of Common Stock owned by Parent Offeror at the time of such exercise, shall constitute ten thousand (10,000) Shares more than 90% of the Shares then outstanding (assuming the issuance of the 90% Top-Up Option Shares); provided, however, that in no event shall the 90% Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares. The exercise price for the 90% Top-Up Option is to be paid by delivery of a promissory note, bearing simple interest at 6% per annum, made by Offeror and due and payable within 30 days.

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company’s Board of Directors approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Offeror by virtue of such actions. In addition, the Company’s Board of Directors approved for purposes of Section 203 the Support Agreement and the DeNuccio Agreement and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company will not be applicable to Parent and Offeror by virtue of such action.

Antitrust

United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 20, 2006. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about January 4, 2007, unless earlier terminated by the FTC and the Antitrust Division or Parent and Offeror receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Parent and Offeror with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s and Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company will file its Premerger Notification and

Report Form with the FTC and the Antitrust Division in connection with the Offer no later than January 2, 2007. The Company could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer.

Germany. Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on December 21, 2006. If the FCO initiates an in-depth investigation, the acquisition of Shares pursuant to the Offer may only be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may be not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Brazil. The parties intend to submit the Merger for approval by the Brazilian antitrust authorities. The Secretariat for Economic Monitoring and Secretariat of Economic Law will consider the Merger and each will issue an opinion to the Administrative Council for Economic Defense (the “Council”), Brazil’s antitrust tribunal. This Council will make a decision with respect to the Merger. The review of the Merger by the Brazilian antitrust authorities may take longer than six months, but will not prevent the Merger from taking effect; provided, however, if the Council decides that the Merger is anti-competitive, it may impose restrictions on the parties or order an unwinding of the Merger.

Other Foreign Jurisdictions. The transaction will be subject to a post-closing completion review by the Fair Trade Commission of South Korea. Within 30 days after the completion of the Merger, Parent will file a report with the Fair Trade Commission. Review by the Fair Trade Commission is not a condition to the Offer or the completion of the Merger. It may be necessary to make additional filings relating to the acquisition of the Shares in the Offer or the Merger with governmental entities in other foreign jurisdictions. We are reviewing whether any such filings are required in connection with the Offer or the Merger and intend to make such filings promptly to the extent required. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or if such challenge is made, of the results thereof.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be “fair” to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Rights Plan. Pursuant to the Rights Agreement, the Company’s Board of Directors declared a dividend of one Right to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (“Series A Preferred”) for each outstanding Share. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $83.28 (the “Purchase Price”), subject to adjustment.

In connection with the Merger Agreement, the Company and the Rights Agent entered into the Rights Amendment. The effect of the Rights Amendment is to permit the execution of the Merger Agreement and the performance and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, without triggering the separation or exercise of the Rights or any adverse event under the Rights Agreement.

The Rights Amendment generally provides that (i) Parent shall not be an Acquiring Person under the Rights Agreement solely by virtue of entering into the Merger Agreement and the performance of the transactions contemplated thereby, including the Offer and the Merger and (ii) the entry into the Merger Agreement, the Offer, the Merger and the performance of the transactions contemplated thereby shall not result in the grant of Rights to any person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered.

Stock Option Inquiry. On June 30, 2006, the Company announced that it received an informal request from the SEC and a subpoena from the United States Attorney for the Northern District of California (“DOJ”) with respect to the Company’s stock option grant practices. The Company is cooperating with the SEC and with the DOJ’s office. A special committee of the Company’s Board of Directors conducted an independent investigation into these matters. The committee has been assisted in its review by independent counsel. The special committee completed its review and reported the findings of its independent investigation to the Audit Committee of the Board of Directors. Based upon the review, the independent investigation did not find any evidence of intentional backdating of stock option grants or manipulation of stock option grant dates and did not find evidence of any material matter relating to the current financial statements of the Company subsequent to the Company’s emergence from bankruptcy on January 3, 2004. On December 7, 2006, the Company received a letter from the SEC stating that the SEC’s investigation has been terminated and no enforcement action has been recommended.

The special committee’s independent investigation identified certain option grants where, as a result of administrative or processing delays, final documentation for stock option grants was completed after the grant date which was stated on the written consent or other documentation that was approved by the compensation committee. Generally in these instances, one or more of the required signatures on written consents approving the option grants was not received, or other final documentation reflecting the specific grants was not completed on the option grant date stated on the written consent or documentation that was approved by the compensation committee and was subsequently received or completed on a later date. Under applicable accounting principles, an administrative delay in returning a signature on a written consent for an option grant or in finalizing specific documentation for an option grant could, in certain circumstances, cause the measurement date for the option grant to be changed from the stated grant date to the later date when final signature pages on the written consent were received or when the final documentation was completed, which could require a company under certain circumstances to incur compensation charges in connection with such option grants. This was the case for the Company with respect to certain grants.

Based on the findings of the independent investigation, the Company has determined that there is no material accounting or tax impact relating to these stock option grants on the Company’s financial statements for periods prior to the Company’s emergence from bankruptcy, because the Company had cumulative net losses of approximately $5.4 billion for the period from 2000 through 2003 and the total unrecorded noncash compensation charge relating to such grants totaled approximately $113 million. Substantially all of this charge relates to the year 2000. Most of the options subject to this charge were never exercised and were cancelled and repriced in 2001. Also, primarily as a result of the cancellation of the Company’s then-outstanding stock options and the Company’s adoption of fresh start accounting pursuant to the bankruptcy proceedings in January 2004, the Company has determined that there is no material accounting or tax impact relating to stock option grants that were issued in the pre-bankruptcy period on the Company’s financial statements for periods after the Company’s emergence from bankruptcy. With respect to grants issued after the Company emerged from bankruptcy on January 3, 2004, the Company has also determined that there is no material accounting or tax impact relating to these stock option grants on the Company’s financial statements for periods after the Company emerged from bankruptcy. The Company has determined that the cumulative unrecorded non-cash stock compensation expense resulting from the errors described above for the grants during the post-bankruptcy period is $0.2 million, and the Company has reflected this charge in its financial statements for the quarter ended June 30, 2006. Expenses related to the investigation incurred as of September 30, 2006 are approximately $0.8 million.

From the individual employee’s personal standpoint, the potential personal tax consequences to the employee arising from these grants are not yet determinable, including without limitation the potential impact of Internal Revenue Code section 409A. For example, the IRS has not yet issued final guidance as to how it will administer certain applicable tax provisions, including without limitation penalty provisions, of Internal Revenue Code section 409A. On October 13, 2006, the Company received a written inquiry from the Internal Revenue Service regarding possible tax implications of the Company’s stock option granting practice. The inquiry is primarily focused on the Company’s named executive officers and the 2004 tax period. The Company has responded to this inquiry.

Litigation. On December 15, 2003, the first of several putative class action complaints, Robert W. Baker, Jr., et al. v. Joel M. Arnold, et al., No. C-03-5642 JF, was filed in the United States District Court for the Northern District of California. At least ten nearly identical complaints were filed in the same court. All of the complaints eventually were consolidated into a single consolidated complaint. Plaintiffs have amended the consolidated complaint several times. Two of plaintiffs’ amendments of the consolidated complaint came in response to orders by the Court granting defendants’ motions to dismiss earlier versions of the consolidated complaint and allowing plaintiffs leave to amend. The current version of the consolidated complaint is the Fourth Amended Consolidated Complaint, which was filed on May 19, 2006. The Fourth Amended Consolidated Complaint names 12 of the Company’s current and former officers and directors as defendants. The Company is not named as a defendant. The complaint asserts claims on behalf of all purchasers of Shares from November 27, 1999 through October 10, 2003. The complaint purports to allege violations of the federal securities laws in connection with the alleged failure to timely disclose information primarily relating to certain alleged transactions between the Company and Qwest Communications International, Inc. The complaint seeks damages in an unspecified amount. On July 10, 2006, the defendants filed a motion to dismiss the Fourth Amended Consolidated Complaint. The Court heard arguments on the motion to dismiss on September 15, 2006. The Court has not yet issued a ruling on the motion to dismiss. Although no relief is sought directly from the Company, it may have indemnification obligations with regard to claims asserted in these actions against our officers and directors.

On November 3, 2003, the Company filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code and emerged from bankruptcy on January 3, 2004. The petition was filed with the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). The petition was filed solely with respect to the Company and did not include any of the Company’s subsidiaries. The Company has examined the claims asserted against it in the Chapter 11 case. Claims that were deemed allowed pursuant to the plan of reorganization, which was approved by the Bankruptcy Court on December 19, 2003 (the “Plan”), were treated in accordance with the provisions thereof. To the extent that the Company disputed any of the claims asserted against it, the Company was authorized to file an objection to such claims. The Company filed five omnibus objections to claims in the Bankruptcy Court pursuant to which it sought to reduce and/or disallow certain proofs of claim filed in the Chapter 11 case. The Company has resolved substantially all of the disputed proof of claims filed in the bankruptcy proceeding.

The Company is a named defendant in a shareholder class action lawsuit entitled In re Redback Networks, Inc. Initial Public Offering Securities Litigation, pending in the United States District Court for the Southern District of New York. The lawsuit asserts, among other claims, violations of the federal securities laws relating to how the underwriters of our initial public offering allegedly allocated IPO shares to the underwriters’ customers. Certain former officers and/or directors were also named defendants in the suit but have since been dismissed from the case, without prejudice. Similar complaints have been filed against more than 300 other issuers, and the cases have been consolidated as In re Initial Public Offering Securities Litigation. Settlement discussions on behalf of the named defendants resulted in a final settlement memorandum of understanding with the plaintiffs in the case and the Company’s insurance carriers, which have been submitted to the court. The underwriters are not parties to the proposed settlement. As of July 31, 2003, over 250 issuers, constituting a majority of the issuer defendants, had tentatively approved the settlement, including the Company. On August 31, 2005, the court granted preliminary approval of the settlement. On April 24, 2006, the court conducted a fairness hearing in connection with the motion for final approval of the settlement. The court has yet to issue a ruling on the motion for final approval. The settlement remains subject to a number of conditions, including final approval of the court. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court’s October 2004 order certifying a class in six test cases that were selected by the underwriter defendants and plaintiffs in the coordinated proceeding. The Company is not one of the test cases and it is unclear what impact this will have on the class certified in the Company’s case. If the settlement is not consummated, the Company intends to defend the lawsuit vigorously.

On December 20, 2006, a class action complaint was filed in the California Superior Court for Santa Clara County against the Company and its board members. The complaint, entitled Plotkin v. Redback Networks Inc., et al., No. 1 06CV076889, purports to be brought as a class action on behalf of the Company’s stockholders. The complaint asserts claims of breach of fiduciary duty by approving the Offer, the Merger Agreement and the transactions contemplated thereby. The complaint also asserts that the Offer Price is inadequate and that the defendants engaged in self dealing. The plaintiff seeks, among other things, an injunction prohibiting the Company from consummating the transaction.

Item 9. Materials to be Filed as Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated December 22, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).

(a)(2)	Form of Letter Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I.).

(a)(4)*	Letter dated December 22, 2006 to stockholders of Redback Networks Inc.

(a)(5)	Press Release issued by Redback Networks Inc. December 19, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(6)	Transcript of Conference Call conducted by Redback Networks Inc. on December 20, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 21, 2006).

(a)(7)	Email distributed by Kevin A. DeNuccio to Redback Networks Inc. Employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(8)	Letter to Employees of Redback Networks Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(9)	Redback Networks Inc. Employee FAQ (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(e)(1)	Amended and Restated Bylaws of Redback Networks Inc. (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-Q filed on May 15, 2001).

(e)(2)	Agreement and Plan of Merger between Telefonaktiebolaget LM Ericsson (publ), Maxwell Acquisition Corporation and Redback Networks Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on December 20, 2006).

(e)(3)	Form of Indemnification Agreement between Redback Networks Inc. and each of its directors and officers (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

(e)(4)	Redback Networks Inc. 1999 Stock Incentive Plan Notice of Restricted Stock Award to Kevin A. DeNuccio dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

(e)(5)	Amendment to Employment Agreement between Redback Networks Inc. and Kevin A. DeNuccio dated September 22, 2006 (which is incorporated herein by reference to Exhibit 10.45(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(6)	Employment Agreement between Redback Networks Inc. and Ebrahim Abbasi, dated October 2, 2001 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Form 10-Q filed on August 9, 2004).

(e)(7)	Employment Agreement between Redback Networks Inc. and Georges Antoun, dated August 22, 2001 (which is incorporated herein by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002) and amendment thereto dated January 3, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Form 10-Q filed on May 10, 2004).

Exhibit Number	Description
(e)(8)	Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated January 15, 2003 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

(e)(9)	Offer letter agreement between Redback Networks Inc. and Scott Marshall dated September 13, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on October 6, 2004).

(e)(10)	Amendment to Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.43(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(11)	Amendment to Employment Agreement between Redback Networks Inc. and Erahim Abbasi dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.41(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(12)	Amendment to Employment Agreement between Redback Networks Inc. and Scott Marshall dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.44(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(13)	Amendment to Employment Agreement between Redback Networks Inc. and Georges Antoun dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.42(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(g)	Not Applicable.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of UBS Securities LLC, dated December 19, 2006.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REDBACK NETWORKS INC.

/S/ THOMAS L. CRONAN, III
Thomas L. Cronan, III
Senior Vice President of Finance and Administration, Chief Financial Officer

Dated: December 22, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated December 22, 2006 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).

(a)(2)	Form of Letter Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Maxwell Acquisition Corporation and Telefonaktiebolaget LM Ericsson (publ) on December 22, 2006).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex I.).

(a)(4)*	Letter dated December 22, 2006 to stockholders of Redback Networks Inc.

(a)(5)	Press Release issued by Redback Networks Inc. December 19, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(6)	Transcript of Conference call Conducted by Redback Networks Inc. on December 20, 2006 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 21, 2006).

(a)(7)	Email distributed by Kevin A. DeNuccio to Redback Networks Inc. Employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(8)	Letter to Employees of Redback Networks Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(a)(9)	Redback Networks Inc. Employee FAQ (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on December 20, 2006).

(e)(1)	Amended and Restated Bylaws of Redback Networks Inc. (which is incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-Q filed on May 15, 2001).

(e)(2)	Agreement and Plan of Merger between Telefonaktiebolaget LM Ericsson (publ), Maxwell Acquisition Corporation and Redback Networks Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on December 20, 2006).

(e)(3)	Form of Indemnification Agreement between Redback Networks Inc. and each of its directors and officers (which is incorporated herein by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001).

(e)(4)	Redback Networks Inc. 1999 Stock Incentive Plan Notice of Restricted Stock Award to Kevin A. DeNuccio dated August 29, 2001 (which is incorporated herein by reference to Exhibit 10.20 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002).

(e)(5)	Amendment to Employment Agreement between Redback Networks Inc. and Kevin A. DeNuccio dated September 22, 2006 (which is incorporated herein by reference to Exhibit 10.45(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(6)	Employment Agreement between Redback Networks Inc. and Ebrahim Abbasi, dated October 2, 2001 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Form 10-Q filed on August 9, 2004).

Exhibit Number	Description
(e)(7)	Employment Agreement between Redback Networks Inc. and Georges Antoun, dated August 22, 2001 (which is incorporated herein by reference to Exhibit 10.21 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2002) and amendment thereto dated January 3, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Form 10-Q filed on May 10, 2004).

(e)(8)	Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated January 15, 2003 (which is incorporated herein by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

(e)(9)	Offer letter agreement between Redback Networks Inc. and Scott Marshall dated September 13, 2004 (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on October 6, 2004).

(e)(10)	Amendment to Employment Agreement between Redback Networks Inc. and Thomas L. Cronan, III dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.43(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(11)	Amendment to Employment Agreement between Redback Networks Inc. and Erahim Abbasi dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.41(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(12)	Amendment to Employment Agreement between Redback Networks Inc. and Scott Marshall dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.44(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(e)(13)	Amendment to Employment Agreement between Redback Networks Inc. and Georges Antoun dated September 29, 2006 (which is incorporated herein by reference to Exhibit 10.42(1) of the Registrant’s Form 10-Q filed on November 8, 2006).

(g)	Not Applicable.

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

Annex II	Opinion of UBS Securities LLC, dated December 19, 2006.

*	Filed herewith.

Annex I

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

This Information Statement is being mailed on or about December 22, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.0001 par value (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), of Redback Networks Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Telefonaktiebolaget LM Ericsson (publ), a limited liability company organized under the Swedish Companies Act (“Parent”), to the board of directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 19, 2006 (the “Merger Agreement”), by and among Parent, Maxwell Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Offeror”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation / Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. THE COMPANY IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND IT A PROXY.

Pursuant to the Merger Agreement, on December 22, 2006, Offeror commenced a cash tender offer to purchase all outstanding Shares at a price of $25.00 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 22, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on December 22, 2006. The Offer is scheduled to expire at 12:00 Midnight on Tuesday, January 23, 2006. However, Offeror is required to extend the Offer from time to time in accordance with the terms of the Merger Agreement, as necessary, until all of the conditions to the Offer have been satisfied or waived.

Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Offeror will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which was filed by the Company with the SEC on December 22, 2006 and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Offeror and the Offeror Designees (as defined below) has been furnished to the Company by either Parent or Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

General

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of December 20, 2006, there were 69,970,993 Shares issued and outstanding.

Annex I-1

Offeror Designees

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, Parent will be entitled to elect or designate such number of directors (the “Offeror Designees”), rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Offeror and any of its affiliates bears to the total number of Shares then outstanding. Promptly following a request by Parent, the Company shall take all action reasonably necessary to cause the Offeror Designees to be elected or appointed to the Company Board, including, without limitation, at the option of Parent, increasing the number of directors, or seeking and accepting resignations of incumbent directors. The Company shall, upon Parent’s request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Company subsidiary and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. The Company’s obligations to appoint Offeror Designees to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

Notwithstanding the foregoing, the Merger Agreement provides that in the event the Offeror Designees are elected to the Company Board, at least three directors who were directors of the Company on December 19, 2006, the date the Merger Agreement was signed, shall continue to serve on the Company Board (each a “Continuing Director” and collectively the “Continuing Directors”) until the effective time of the Merger. The Merger Agreement also provides that in the event the Offeror Designees constitute a majority of the Company Board after they have been elected to the Company Board and prior to the effective time of the Merger, the affirmative vote of a majority of the Continuing Directors shall be required (i) for the Company to amend or terminate the Merger Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect the holders of Shares (other than Parent or Offeror), (iii) to amend the Amended and Restated Certificate of the Company or the Amended and Restated Bylaws of the Company if such action would materially and adversely affect the holders of Shares (other than Parent or Offeror) or (iv) to take any other action of the Company Board under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of Shares (other than Parent or Offeror).

Parent has informed the Company that it will choose the Offeror Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as an Offeror Designee, the name, age of the individual as of December 15, 2006, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual is a U.S. citizen (except Jan A. Ögren) and has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Offeror Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o Ericsson Inc. 6300 Legacy Drive, Plano, Texas 75024.

Name of Offeror Designee	Age	Present principal occupation or employment; Material positions held during the past five years
Jan A. Ögren	47	Chief Financial Officer of Ericsson Inc. (2006 – present), Vice President, System Sales Ericsson AB (2004 – 2006), Vice President, Business Control Ericsson AB (2002 – 2004), Head of Business Control (1995 – 2002)

John T. Moore	42	Vice President & General Counsel of Ericsson Inc. (2002 – present), Associate General Counsel of Ericsson Inc. (1999 – 2002)

Michael C. Gillert	56	Vice President of Ericsson Inc. (1985 – present)

David A. Hampel	54	General Tax Counsel of Ericsson Inc. (1994 – present)

Annex I-2

None of the Offeror Designees is a director of, or holds any position with, the Company. Parent has advised the Company that to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the Offeror Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to the best knowledge of Parent, none of the Offeror Designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that the Offeror Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, and upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Company Board.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information regarding the beneficial ownership of Common Stock as of December 20, 2006 by the following individuals or groups:

•	each person or entity who is known by the Company to own beneficially more than 5% of the outstanding Common Stock;

•	each executive officer of the Company named in the Executive Compensation—Summary Compensation Table of this Information Statement;

•	each director of the Company; and

•	all current directors and executive officers of the Company as a group.

Unless otherwise indicated, each of the stockholders named in the table has sole voting and investment power with respect to all securities shown as beneficially owned, subject to community property laws where applicable and to the information contained in the footnotes to the table. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power for the shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 20, 2006 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 69,970,993 shares of Common Stock outstanding as of December 20, 2006. Unless otherwise specified, the address of the beneficial owner is 300 Holger Way, San Jose, CA 95134. There are no family relationships between or among any of the officers and directors of the Company.

Name and Address	Number of Shares of Common Stock Beneficially Owned as of December 20, 2006	Percentage of Shares of Common Stock Outstanding
TCV IV, L.P. and TCV IV StrategicPartners, L.P. (1) 528 Ramona Street Palo Alto, CA 94301	11,589,366	16.19%

Wellington Management Company, LLP (2) 75 State Street Boston, MA 02109	7,827,710	11.19%

Leroy C. Kopp (3)	3,961,978	5.66%

Kopp Holding Company (4) 7701 France Avenue South, Suite 500, Edina, MN 55435	3,597,978	5.14%

John Drew (5)	11,590,389	16.20%

Annex I-3

Name and Address	Number of Shares of Common Stock Beneficially Owned as of December 20, 2006	Percentage of Shares of Common Stock Outstanding
David C. Friezo (6)	3,271,680	4.68%

Kevin A. DeNuccio (7)	1,511,918	2.12%

Georges Antoun (8)	340,528	*

Thomas L. Cronan, III (9)	105,860	*

Ebrahim Abbasi (10)	128,541	*

Scott Marshall (11)	159,916	*

William H. Kurtz (12)	50,545	*

Roy D. Behren (13)	76,023	*

Paul Giordano (14)	88,523	*

Martin A. Kaplan (15)	74,356	*

All executive officers, directors and nominees as a group (11 individuals)	17,173,279	23.22%

*	Represents beneficial ownership of less than 1%. The table is based upon information supplied by executive officers, directors and principal stockholders.

(1)	Beneficial ownership information is based on information reported on Schedule 13D filed with the SEC on June 15, 2006 by TCV IV, L.P. and TCV IV Strategic Partners, L.P. (together referred to as “TCV IV”). Consists of 9,959,993 shares of common stock and 1,629,373 shares issuable upon exercise of certain warrants with an exercise price of $5 per share. TCV IV, L.P. is the record holder of 9,601,953 shares of common stock and warrants to purchase 1,570,800 shares of common stock, and TCV IV Strategic Partners, L.P. is the record holder of 358,040 shares of common stock and warrants to purchase 58,573 shares of common stock. Mr. Drew, a director of the Company, is a non-managing member of Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“TCM IV”). Mr. Drew and TCM IV disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The total percentage of common stock outstanding for TCV IV is calculated on an as converted basis with the number of warrants added to both the numerator and the denominator.

(2)	Beneficial ownership information is based on information reported on Schedule 13G filed with the SEC on August 10, 2006 by Wellington Management Company, LLP (“WMC”). WMC, in its capacity as investment adviser, may be deemed to beneficially own 7,827,710 shares of the Issuer which are held of record by clients of WMC.

(3)	Beneficial ownership information is based on information reported on Schedule 13G filed with the SEC on October 4, 2006 by Kopp Investment Advisors, LLC. Of the reported shares, LeRoy Kopp has sole dispositive power with respect to 599,000 shares and is reported to beneficially own an additional 3,362,978 shares held by Kopp Holding Company LLC, which is controlled by Mr. Kopp through Kopp Holding Company.

(4)	Beneficial ownership information is based on information reported on Schedule 13G filed with the SEC on October 4, 2006 by Kopp Investment Advisors, LLC.

(5)

Beneficial ownership information is based on information reported on Schedule 13D filed with the SEC on June 15, 2006 by John Drew. Consists of options held by Mr. Drew to purchase 1,023 shares of the Company’s common stock that are exercisable within 60 days of December 20, 2006 and 9,601,953 shares of common stock and warrants to purchase 1,570,800 shares of common stock beneficially owned by TCV IV as detailed in footnote 1 above. Mr. Drew is a non-managing member of TCM IV, which is the sole

Annex I-4

general partner of TCV IV. TCM IV is the sole general partner of TCV IV. TCM IV and Mr. Drew disclaim beneficial ownership of the TCV IV shares except to the extent of their pecuniary interests therein. The total percentage of common stock outstanding for John L. Drew is calculated on an as converted basis with the number of warrants and options added to both the numerator and the denominator.

(6)	Consists of (i) 2,879,174 shares of common stock controlled by Lydian Overseas Partners Master Fund, Ltd., and beneficially owned by funds to which Lydian Overseas Partners Master Fund, Ltd. acts as investment advisor, (ii) 391,417 shares of common stock controlled by Lydian Global Opportunities Master Fund, Ltd., and beneficially owned by funds to which Lydian Global Opportunities Master Fund, Ltd. acts as investment advisor (iii) 21 shares of common stock personally owned by Mr. Friezo, (iv) warrants to purchase 22 shares of common stock with an exercise price of $5 per share and warrants to purchase 23 shares of common stock with an exercise price of $9.50 per share, and (v) options held by Mr. Friezo to purchase 1,023 shares of Redback common stock that are exercisable within 60 days of December 20, 2006. Mr. Friezo is the managing member and controlling holder of Lydian Capital Advisors L.L.C., which is the general partner of Lydian Asset Management, L.P., and may be deemed to control shares beneficially owned by funds to which Lydian Asset Management, L.P., acts as investment advisor. The total percentage of common stock outstanding for Mr. Friezo is calculated on an as converted basis with the number of warrants and options added to both the numerator and the denominator.

(7)	Consists of (i) 35,827 shares of common stock, (ii) warrants to purchase 531 shares of common stock with an exercise price of $5 per share and warrants to purchase 560 shares of common stock with an exercise price of $9.50 per share, and (iii) options to purchase 1,475,000 shares of common stock that are exercisable within 60 days of December 20, 2006.

(8)	Consists of (i) 10,487 shares of common stock, (ii) warrants to purchase 172 shares of common stock with an exercise price of $5 per share and warrants to purchase 182 shares of common stock with an exercise price of $9.50 per share, and (iii) options to purchase 329,687 shares of common stock that are exercisable within 60 days of December 20, 2006.

(9)	Consists of (i) 9 shares of common stock, (ii) warrants to purchase 9 shares of common stock with an exercise price of $5 per share and warrants to purchase 9 shares of common stock with an exercise price of $9.50 per share, and (iii) options to purchase 105,833 shares of common stock that are exercisable within 60 days of December 20, 2006.

(10)	Consists of options to purchase 128,541 shares of common stock that are exercisable within 60 days of December 20, 2006.

(11)	Consists of options to purchase 159,916 shares of common stock that are exercisable within 60 days of December 20, 2006.

(12)	Consists of options to purchase 50,545 shares of common stock that are exercisable within 60 days of December 20, 2006.

(13)	Consists of (i) 25,000 shares of common stock and (ii) options to purchase 51,023 shares of common stock that are exercisable within 60 days of December 20, 2006.

(14)	Consists of (i) 63,539 shares of common stock, (ii) options to purchase 13,523 shares of common stock that are exercisable within 60 days of December 20, 2006, and (iii) 11,461 shares of restricted common stock subject to repurchase right of Company.

(15)	Consists of (i) 25,000 shares of common stock and (ii) options to purchase 49,356 shares of common stock that are exercisable within 60 days of December 20, 2006.

Annex I-5

Company Board

The Company Board is composed of seven directors. In accordance with the Delaware General Corporation Law and the Company’s Bylaws, directors hold office until their successors are elected and qualified. Therefore, certain of the Company’s directors have continued to hold office following the expiration of their current term.

Certain information regarding the members of the Company Board as of December 20, 2006 is set forth below, including with respect to each director of the Company, the name and age of the director as of December 20, 2006, present position with the Company or principal occupation, and employment history during the past five years. As indicated above, some of the current directors may resign following the purchase of Shares by Offeror pursuant to the Offer. Each director is a U.S. citizen and there are no family relationships among any of the Company’s directors, officers or key employees.

Name of Director	Age	Position
Kevin A. DeNuccio	47	Director, Chief Executive Officer and President
Paul Giordano (2)(3)	41	Director, Chairman of the Board
Roy D. Behren (1)	45	Director
John L. Drew (2)(3)	50	Director
David C. Friezo	43	Director
Martin A. Kaplan (1)(2)(3)	68	Director
William H. Kurtz (1)(4)	48	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Governance & Nominating Committee
(4)	Designated financial expert

Kevin A. DeNuccio has served as President and Chief Executive Officer and as a member of the Company Board since August 2001. Mr. DeNuccio also serves on the board of JDS Uniphase. Prior to joining the Company, Mr. DeNuccio was with Cisco Systems Inc. from August 1995 to August 2001, where he served as Senior Vice President of worldwide service provider operations. During his tenure at Cisco, Mr. DeNuccio also managed worldwide field operations, including all sales and engineering support organizations. Prior to joining Cisco, Mr. DeNuccio was the Founder, President and Chief Executive Officer of Bell Atlantic Network Integration, Inc., a wholly owned subsidiary of Bell Atlantic (now Verizon Communications). Mr. DeNuccio has also held senior management positions at both Unisys Corporation and Wang Laboratories as Vice President in their network integration and worldwide channel partner businesses. Mr. DeNuccio received his finance degree from Northeastern University and is a graduate of the Executive M.B.A. program at Columbia University.

Paul Giordano has served as a member of the Company Board since January 2004. Mr. Giordano is currently the Chief Executive Officer of Tamalpais Asset Management. Prior to joining Tamalpais Asset Management, Mr. Giordano held various titles with Creedon Keller & Partners from November 2000 to June 2005, including Chief Investment Officer, Head of Portfolio Management and Head of Credit Risk Management. Prior to joining Creedon Keller & Partners, Mr. Giordano served as a Senior Vice President at Fimat USA (a subsidiary of Societe Generale Group) from July 1997 to June 2000. Mr. Giordano holds a B.B.A. degree and an M.B.A. degree in Finance from Pace University.

Roy D. Behren has served as a member of the Company Board since January 2004. Mr. Behren joined Westchester Capital Management in 1994 and is currently a Principal at Green and Smith Investment Management LLC, an investment affiliate of Westchester Capital Management. Prior to joining Westchester Capital Management, Mr. Behren served as a Senior Attorney with the U.S. Securities and Exchange Commission for seven years. Mr. Behren holds a B.S. degree in Economics from The Wharton School, a J.D. from the University of Miami and an L.L.M. degree in Corporate Law from the New York University School of Law.

Annex I-6

John L. Drew has served as a member of the Company Board since January 2004. Mr. Drew joined Technology Crossover Ventures (TCV) as a General Partner in January of 2002. Prior to TCV, from October 2000 to January 2002, Mr. Drew invested in technology start ups and worked with community organizations. From November 1999 to October 2000, Mr. Drew served as the Executive Vice President and Chief Executive Officer of one of Lucent’s subsidiaries, NetworkCare Professional Services. Prior to joining Lucent, Mr. Drew served as the President and Chief Executive Officer of International Network Services which was acquired by Lucent in November 1999. Mr. Drew is currently serving as a director of several privately held companies. Mr. Drew holds a Bachelor of Science degree from the United States Military Academy at West Point and a Master of Science degree in Business Policy from Columbia University.

David C. Friezo has served as a member of the Company Board since January 2004. Mr. Friezo founded and has been a Managing Member of Lydian Asset Management, L.P. since 1999. Prior to founding Lydian Asset Management, L.P., Mr. Friezo held several management positions with Bankers Trust from 1992 to 1997, including his service as the Global Head of Bankers Trust’s equity-linked business. Mr. Friezo is a graduate of Tulane University.

Martin A. Kaplan has served as a member of the Company Board since April 2004. Mr. Kaplan currently serves as Chairman of the Board of JDS Uniphase Corporation, a post he has held since May 2000. Mr. Kaplan has served as a member of JDS Uniphase’s board of directors since 1997. From 1986 to 1998, Mr. Kaplan was Executive Vice President of Pacific Bell, responsible for that company’s operations. From 1993 to 1995, Mr. Kaplan also served as Chief Technology, Quality and Re-Engineering Officer for Pacific Bell. Following Pacific Bell’s merger with SBC in 1998, as Executive Vice President of Pacific Telesis, Mr. Kaplan was responsible for coordinating the integration of Pacific Bell, SNET and Ameritech. He retired from that company in 2000 after 40 years to pursue activities in support of his board responsibilities. Mr. Kaplan is also a director of Superconductor Technologies, Inc. and Tekelec. Mr. Kaplan holds a Bachelor of Science degree in Engineering from the California Institute of Technology.

William H. Kurtz has served as a member of the Company Board since October 1999. Since September 2005, Mr. Kurtz has served as Executive Vice President and Chief Financial Officer of Novellus Systems, Inc., a global semi-conductor capital equipment maker. From March 2004 to August 2005, Mr. Kurtz served as Senior Vice President and Chief Financial Officer of Engenio Information Technologies, Inc., a provider of modular, high-performance data storage systems. From July 2001 to February 2004, Mr. Kurtz served as Chief Operating Officer and Chief Financial Officer of 3PARdata, Inc., a privately held data storage company. From August 1998 to June 2001, Mr. Kurtz served as Executive Vice President and Chief Financial Officer of Scient Corporation, a provider of Internet consulting and IT professional services. Before joining Scient, Mr. Kurtz served in various capacities at AT&T from July 1983 to August 1998, including Vice President of Cost Management and Chief Financial Officer of AT&T’s Business Markets Division. Prior to joining AT&T, he worked at Price Waterhouse, now PricewaterhouseCoopers LLP. Mr. Kurtz is currently serving as a director of PMC-Sierra, Inc. Mr. Kurtz is a certified public accountant and received a Bachelor of Science in Accounting from Rider University and a Master of Science in Management from the Stanford University Graduate School of Business.

Information Concerning the Company Board

During the fiscal year ended December 31, 2005, the Company Board held five meetings and acted by written consent in lieu of a meeting on four occasions.

The Company Board has an audit committee, a compensation committee, a nominating and corporate governance committee and a strategic business development committee. The audit committee, compensation committee, and nominating and corporate governance committee each has adopted a written charter. The charters of the audit committee and the nominating and corporate governance committee are available on the Company’s website at www.redback.com/corporategovernance.

Annex I-7

Audit Committee

The audit committee reviews, acts on and reports to the Company Board with respect to various auditing and accounting matters, including the selection of the Company’s independent registered public accounting firm, the scope of the annual audits, fees to be paid to the Company’s independent registered public accounting firm, the performance of the Company’s independent registered public accounting firm and the accounting practices of the Company. The audit committee meets independently with the Company’s independent registered public accounting firm and its senior management and reviews the general scope of the Company’s accounting, financial reporting, annual audit and the results of the annual audit, interim financial statements, auditor independence issues, and the adequacy of the audit committee charter.

During the fiscal year ended December 31, 2005, the audit committee held 15 meetings and acted by written consent in lieu of a meeting on one occasion. The current members of the audit committee are Messrs. Behren, Kaplan and Kurtz, and the Company Board has determined that these directors meet the requirements for membership to the audit committee, including the independence requirements of the Securities and Exchange Commission and the Nasdaq Stock Market (“Nasdaq”). The Company Board has identified Mr. Kurtz as the member of the audit committee who is an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended (“Regulation S-K”).

Compensation Committee

The compensation committee of the Company Board reviews the performance of the Company’s executive officers, establishes compensation programs for the officers, and reviews the compensation programs for other key employees, including salary and cash bonus levels and option grants under the 1999 Stock Incentive Plan. During the fiscal year ended December 31, 2005, the compensation committee held four meetings and acted by written consent in lieu of a meeting on 20 occasions. The current members of the compensation committee are Messrs. Drew, Giordano and Kaplan, and the Company Board has determined that these directors meet the requirements for membership to the compensation committee, including the independence requirements of Nasdaq.

The compensation committee of the Company Board is composed exclusively of non-employee, independent directors and has the exclusive authority to establish the compensation program for the Chief Executive Officer and other officers of the Company, including the executive officers listed on the Summary Compensation Table above. Each member of the compensation committee is independent under the Nasdaq rules as currently in effect, is an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and is a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the Company.

The compensation committee oversees and administers the Company’s 1999 Stock Incentive Plan, the 2004 Employment Inducement Award Plan and the 1999 Employee Stock Purchase Plan. In addition, the compensation committee has the responsibility for approving the bonus programs in effect for the Chief Executive Officer and other executive officers as well as other employee bonus plans. The compensation committee regularly evaluates the effectiveness of the compensation program in linking performance and executive pay. Additionally, the compensation committee is routinely consulted to approve the compensation package of a newly hired executive or of an executive whose scope of responsibility has changed significantly.

General Compensation Policy. The objective of the Company’s executive compensation program is to align executive compensation with the Company’s long- and short-term business objectives and performance. Additionally, it is imperative that executive compensation enables the Company to attract, retain, and motivate qualified executives who are able to contribute to the long-term success of the Company. Among the factors considered by the compensation committee in determining executive officer compensation levels are the ability to recruit individuals with the necessary talents and the need to retain and motivate the executives in a highly competitive market. Upon such review of executive compensation, the compensation committee believed the

Annex I-8

executive compensation was at the appropriate levels during the 2005 fiscal year. The following guidelines are utilized to guide the Company’s executive compensation decisions:

– Risk and Reward. Executive compensation should be tied to individual and company performance and individual contributions to the success of the Company.

– Pay for Performance. If an executive or the company performs at a higher level, then the executive should be rewarded with a higher level of compensation. Similarly, if performance is below expectations, then there should be a lower level of compensation, or there may be no variable compensation.

– Compensate Competitively. The Company compares its compensation programs to those of other companies of comparable size and in similar industries and establishes compensation programs that are substantially at market. During 2005, the Company participated in several competitive pay surveys with compensation consulting firms. This data was utilized to assess the Company’s competitive position that it believes best represents its industry, size, and phase of growth. This information was also used to determine new hire starting salaries, and provide a market view as the Company endeavors to maintain competitive pay levels to attract, retain, and motivate its valued employees. The compensation committee, with management assistance, refers to external benchmarks as part of its due diligence in determining salary and bonus amounts, including peer group companies, and information provided by an independent, third-party compensation consultant.

During 2005, the Company’s executive compensation program included these key elements:

– Base Salary. The Company establishes the base salaries of its executives based on competitive market practices derived from published compensation survey data for the industry. For 2005, the compensation committee evaluated the base salaries of the executive officers relative to comparable positions in the published surveys as well as the individual performance of the executive officer.

– Management Incentive Plans. The Company has an executive incentive plan applicable to the Section 16 reporting officers (other than the Senior Vice President of Worldwide Sales who is subject to a sales-based incentive plan described below). The executive incentive plan has two equally weighted (50%) performance criteria related to achievement of certain levels of revenue and achievement of net income (loss) targets. No bonuses will be paid under the Plan unless the net income (loss) targets are achieved for the applicable period. Achievement of targets under the Plan are measured by the compensation committee and paid on a quarterly basis. The target range for bonuses payable to the senior executive officers is between 50% and 100% of their respective annual base salary, and the actual bonus payable in any given quarter may be lower or higher (up to a maximum of 125% of the target bonus range), within the discretion of the compensation committee, depending on the extent to which actual performance meets, exceeds or falls short of the goals approved by the compensation committee. In fiscal year 2005, awards under the plan reflected the Company’s performance against these goals along with recognition of individual contribution. In addition, the Company has established a separate incentive plan for Georges Antoun, the Senior Vice President of Worldwide Sales. This plan was approved by the compensation committee for 2006 and thereafter unless otherwise modified by the compensation committee. It provides for variable compensation targeted at 100% of Mr. Antoun’s salary and is based on commission payments, which are based on a percentage of the net revenue and bookings achieved by the Company, and bonus payments based upon a set of quarterly business objectives including, without limitation, certain expense and margin targets. The Chief Executive Officer of the Company approves the achievement of the bonus component against the compensation committee approved criteria on a quarterly basis. Variable compensation for Mr. Antoun may be higher or lower than the stated target based upon the extent to which actual performance meets, exceeds or falls short of the goals approved by the compensation committee.

– Equity-Based Incentives. Stock options are designed to align the interests of each executive with those of the stockholders. Each year, the compensation committee determines the grant to executives of stock option awards. The compensation committee believes that stock options provide added incentive for executives to

Annex I-9

influence the strategic direction of the Company and to create value for customers, stockholders and employees. Options are typically granted at fair market value and typically have four-year vesting periods, contingent upon the executives’ continued employment with the Company. The number of stock option shares that are granted to individual executives is based on demonstrated performance and independent survey data reflecting competitive market practice. Specifically, for each executive, the compensation committee reviewed (i) the competitive market data for the combination of base pay, bonus and stock options; (ii) the individual performance of the executive in the executive’s position, (iii) the long term value the executive creates for the Company; and (iv) the number of shares previously awarded to the executive.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for, among other things, identifying prospective director nominees and recommending to the Company Board director nominees for the next annual meeting of stockholders and replacements of a director in the event of a vacancy.

The current members of the nominating and corporate governance committee are Messrs. Drew, Giordano and Kaplan, and the Company Board has determined that these directors meet the requirements for membership to the nominating and corporate governance committee, including the independence requirements of Nasdaq. The nominating and corporate governance committee held two meetings during 2005.

The nominating and corporate governance committee determines the required selection criteria and qualifications of director nominees based upon the Company’s needs at the time nominees are considered. The committee considers the suitability of each candidate, including the current members of the Company Board, in light of the current size and composition of the Company Board. Except as may be required by rules promulgated by Nasdaq or the SEC, it is the current view of the committee that there are no specific, minimum qualifications that must be met by each candidate for the Company Board, nor are there specific qualities or skills that are necessary for one or more of the members of the Company Board to possess. In evaluating the suitability of the candidates, the committee considers many factors, including, among other things, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of the Company Board as a whole. While the committee has not established specific minimum qualifications for director candidates, the committee believes that candidates and nominees must reflect a Company Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Company Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members. A copy of the nominating and corporate governance committee charter is available at www.redback.com/corporategovernance.

The nominating and corporate governance committee will consider the above criteria for nominees identified by the committee itself, by stockholders, or through some other source. The nominating and corporate governance committee does not currently use the services of any third party search firm to assist in the identification or evaluation of Company Board member candidates. However, the committee may use such services in the future, as it deems necessary or appropriate at the time in question.

In accordance with the policy of the nominating and corporate governance committee, stockholders wishing to recommend persons for consideration as nominees for election to the Company Board can do so by writing to the Company’s Corporate Secretary at 300 Holger Way, San Jose, California 95134, giving each such persons’ name, home and business contact information, detailed biographical data and qualifications, and information regarding any relationships between the candidate and the Company within the last three years. Any such recommendation should be accompanied by (i) a written statement from the person recommended of his or her consent to be named as a nominee and, if nominated and elected, to serve as a director and (ii) evidence of the nominating person’s ownership of the Company stock. The Company’s bylaws also contain a procedure for the

Annex I-10

direct nomination of directors by stockholders. Stockholders who wish to communicate with the Company Board may do so by following the procedures described under the heading “Communications with the Board or Independent Directors” below.

Board Attendance

During the fiscal year ended December 31, 2005, each of the directors attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Company Board during the term of such director’s tenure in 2005 and (ii) the total number of meetings held by all committees of the Company Board on which such director served during the term of such director’s tenure in 2005. The Company has a policy encouraging the attendance of directors at the annual meeting of stockholders. Seven current members of the Company Board were directors at the time of the 2005 Annual Meeting of Stockholders. Six members attended that meeting.

Compensation of Directors

The following provides information on the Company’s compensation for Outside Directors during fiscal year 2005. An Outside Director is defined as a director that is not (1) an employee of the Company or (2) an employee, fund manager or general partner of an equity investor in the Company. The Company Board has not made any changes to director compensation for 2006.

Cash Compensation. Each Outside Director and only Outside Directors receive the following cash compensation: (i) an annual retainer of $20,000; (ii) the Chairman of the Company Board will receive an additional $5,000 annual cash payment for services as Chairman; (iii) audit committee members will receive an additional $5,000 annual cash payment for services as an audit committee member with an additional $15,000 cash payment to the chair of the audit committee; and (iv) the members of the compensation committee and the nominating and corporate governance committee will receive an additional $3,000 annual cash payment for services as a compensation committee member or a nominating and corporate governance committee member.

Equity Compensation. When an Outside Director initially joins the Company Board, the Outside Director will be granted an option from the 1999 Stock Incentive Plan to purchase 40,000 shares of Common Stock. In addition, at the annual meeting of stockholders subsequent to the year an Outside Director joins the Company, the Outside Director will receive an additional option grant from the 1999 Stock Incentive Plan to purchase 20,000 shares of Common Stock. An Outside Director will not receive the initial 40,000 share option grant and the annual 20,000 share option grant in the same calendar year. The exercise price for each option granted to Outside Directors under the 1999 Stock Incentive Plan will be equal to the fair market value per share of the Company Common Stock at the close of business on the date of the grant. The initial 40,000 share option grant vests over four years, with 10,000 shares vesting on the first anniversary of the date of grant and the remaining shares vesting monthly thereafter over the remaining three years. Each additional 20,000 share option grant vests fully on the date of the next annual meeting following the meeting at which the option was granted. In the event an Outside Director is terminated for any reason except for cause within the first year, the first 10,000 shares scheduled to vest underlying that director’s options will vest immediately rather than on the first anniversary of the grant date. The Outside Directors have one year from the date of termination to exercise the vested shares. In addition, an Outside Director receives a grant of 25,000 shares of restricted stock when he or she initially joins the board. The restricted stock vests monthly over a two-year period, but 12-months’ vesting will accelerate in the event the Outside Director is terminated for any reason except for cause after a change in control.

During 2005, the Company Board determined that, as a result of the Company’s 73-to-1 reverse stock split effected in 2004, the remaining shares available under the 1999 Directors’ Option Plan were minimal and as a result, approved the termination of the 1999 Directors’ Option Plan as of May 6, 2005. All options and restricted stock granted to directors after such date and in the future are awarded under the 1999 Stock Incentive Plan.

Annex I-11

Directors who are also the Company employees are eligible to participate in the Company’s 1999 Employee Stock Purchase Plan.

Communications with the Board or Independent Directors

The Company provides a process for stockholders to send communications to the Company Board. Stockholders of the Company may communicate with the Company Board by sending a letter to the Company’s Corporate Secretary at Redback Networks Inc., 300 Holger Way, San Jose, California 95134. Stockholders who would like their submission directed to a particular member of the Company Board may so specify, and the communication will be forwarded, as appropriate. Employees and others who wish to contact the Company’s General Counsel or any member of the audit committee to report questionable accounting or auditing matters may also use this address. Employees may report such concerns on an anonymous basis, as set forth in the Company’s Financial Information Integrity Policy, which policy is available to employees of the Company.

Executive Officers of the Company

The following information indicates the name, position and age of the executive officers of the Company at December 20, 2006 and their employment history during the past five years.

Name	Age	Position
Kevin A. DeNuccio	47	President and Chief Executive Officer
Ebrahim Abbasi	51	Senior Vice President of Operations, Information Technology and Customer Service
Georges Antoun	44	Senior Vice President of World Wide Field Operations
Thomas L. Cronan, III	47	Senior Vice President of Finance & Administration and Chief Financial Officer
Scott Marshall	53	Senior Vice President of Engineering and Product Management

Kevin A. DeNuccio has served as the Company’s President and Chief Executive officer and as a member of the Company Board since August 2001. Mr. DeNuccio also serves on the board of directors of JDS Uniphase. Prior to joining the Company, Mr. DeNuccio was with Cisco Systems Inc. from August 1995 to August 2001, where he served as Senior Vice President of Worldwide Service Provider Operations. During his tenure at Cisco, Mr. DeNuccio also managed worldwide field operations, including all sales and engineering support organizations. Prior to joining Cisco, Mr. DeNuccio was the founder, President and Chief Executive Officer of Bell Atlantic Network Integration, Inc., a wholly owned subsidiary of Bell Atlantic (now Verizon Communications). Mr. DeNuccio has also held senior management positions at both Unisys Corporation and Wang Laboratories as vice president in their network integration and worldwide channel partner businesses. Mr. DeNuccio received his finance degree from Northeastern University and is a graduate of the Executive M.B.A. program at Columbia University.

Ebrahim Abbasi has served as the Company’s Senior Vice President of Operations, Information Technology and Customer Service of the Company since June 2004. Prior to that, Mr. Abbasi served as Senior Vice President of Operations and Information Technology from April 2003 until June 2004 and as Senior Vice President of Operations from October 2001 through April 2003. Prior to joining the Company, Mr. Abbasi was Vice President of Operations at Zhone Technologies from January 2000 to June 2001. Mr. Abbasi also spent more than two years at Ascend Communications (acquired by Lucent Technologies) as Vice President of West Coast Operations from December 1997 to April 2000. Mr. Abbasi holds a B. S. degree and Masters Degree from the University of Tehran.

Georges Antoun has served as Senior Vice President of Worldwide Field Operations of the Company since July 2003. Mr. Antoun also served as the Company’s Senior Vice President of Engineering, Product Management and Marketing from January 2003 to July 2003 and as Senior Vice President of Marketing and Business

Annex I-12

Development from August 2001 to January 2003. Before joining the Company in August 2001, Mr. Antoun spent the preceding five years, from July 1996 to August 2001, at Cisco Systems Inc., where he served as Vice President of Worldwide Systems Engineering and Field Marketing, Vice President of Worldwide Optical Operations and, more recently, as Vice President of Carrier Sales. Mr. Antoun has also held senior management positions at Newbridge Networks and Nynex (now Verizon Communications), where he was part of their Science and Technology Division. Mr. Antoun holds a B.S. degree from the University of Louisiana at Lafayette and a Masters Degree from New York Polytechnic University.

Thomas L. Cronan, III has served as the Company’s Senior Vice President of Finance and Administration and Chief Financial Officer since January 2003. Mr. Cronan began at the Company in April 2001 as Vice President and General Counsel. From June 2000 to March 2001, Mr. Cronan served as Vice President and General Counsel US at Entrust Technologies Inc. From February 1998 to June 2000, Mr. Cronan served as Vice President, General Counsel and Secretary at enCommerce, Inc. En Commerce merged with Entrust in June 2000. Mr. Cronan served in both public and private high technology companies for more than 20 years including IBM, OpenTV, Taligent and enCommerce, and was special counsel at Wilson Sonsini Goodrich & Rosati, Professional Corporation in their Technology Licensing Group. Mr. Cronan holds a J.D. from Fordham Law School and a B.S. from Muhlenberg College and is a member of the bar in New York, California and Connecticut.

Scott Marshall has served as the Company’s Senior Vice President of Engineering and Product Management since October 2004. From February 2001 to September 2004, Mr. Marshall served as President and Chief Executive Officer of Ceyba Inc. Before joining Ceyba, Mr. Marshall served as a Group Vice President at Cisco Systems, Inc. from August 1999 to February 2001. Mr. Marshall also served in various roles at Newbridge Networks from December 1986 to October 1998, including six years as Executive Vice President of Research and Development and Product Management. Mr. Marshall holds a B.A.Sc. degree from the University of Waterloo.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

The members of the Company Board, the executive officers and persons who hold more than ten percent of the Company’s outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with respect to their ownership of the Company’s securities and their transactions in such securities. Based upon copies of Section 16(a) reports that the Company received from such persons for their 2005 fiscal year transactions in the Company’s securities, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by each person who, at any time during the 2005 fiscal year, was a Company executive officer, Company Board member or greater than ten-percent stockholder. In making these statements, the Company has relied upon examination of copies of Forms 3, 4 and 5 provided to the Company and the written representations of its directors and officers.

Annex I-13

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation, for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003, earned by the Company’s Chief Executive Officer and the four other most highly compensated executive officers who were serving as such at the end of the fiscal year ended December 31, 2005. In connection with the Company’s emergence from bankruptcy, all of the options held by these executive officers as of January 2, 2004 were cancelled and are no longer outstanding. The share amounts listed below in fiscal year 2003 do not reflect the approximate 73-to-1 reverse stock split that occurred on January 2, 2004.

		Annual Compensation			Long-Term Compensation Awards Number of Shares Underlying		All Other Compensation ($)(1)
					Restricted Stock Awards ($)	Securities Underlying Options/SARs

Name and Principal Position	Year	Salary ($)	Bonus ($)
Kevin A. DeNuccio President and Chief Executive Officer	2005 2004 2003	500,000 500,000 500,000	140,625 — —		— — —	— 1,775,000 —	11,736 14,699 17,559

Ebrahim Abbasi Senior Vice President of Operations, Information Technology and Customer Service	2005 2004 2003	325,000 275,000 265,000	87,547 50,000 —		— — —	75,000 325,000 150,000	11,693 11,394 7,828

Georges Antoun Senior Vice President of World Wide Field Operations	2005 2004 2003	300,000 300,000 300,000	270,552 210,372 185,824	(2) (2) (2)	— — —	75,000 425,000 —	18,107 17,579 17,343

Thomas L. Cronan, III Senior Vice President of Finance & Administration and Chief Financial Officer	2005 2004 2003	275,000 275,000 271,875	74,078 40,000 —		— — —	50,000 275,000 644,659	17,882 17,507 17,235

Scott Marshall Senior Vice President of Engineering and Product Management	2005 2004 2003	325,000 81,250 —	167,578 140,625 —	(3)	— — —	65,000 325,000 —	79,736 13,361 —	(4) (4)

(1)	Represents life insurance and health insurance premiums paid by the Company. In addition, the amount for Mr. Abbasi in 2003 represents an ESPP disposition of $2,068.
(2)	Mr. Antoun’s bonus compensation includes commissions.
(3)	Represents a $100,000 bonus paid upon commencement of employment and $40,625 which is a quarterly payment of his first year bonus in the amount of $162,500.
(4)	Includes $71,506 and $11,542 for housing, car rental payments, and personal travel for the fiscal years 2005 and 2004, respectively.

Annex I-14

Option/SAR Grants in Last Fiscal Year

The following table contains information concerning the stock option grants made to each of the named officers during the fiscal year 2005. No stock appreciation rights were granted during such year. In connection with the Company’s emergence from bankruptcy, all of the options held by these executive officers as of January 2, 2004 were cancelled and are no longer outstanding.

	Individual Grants (1)
	Number of Shares Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year (2)	Exercise or Base Price ($/SH)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)
Name					5% ($)	10% (%)
Kevin A. DeNuccio	—	—%	$—	—	—	—
Ebrahim Abbasi	75,000	1.8%	$6.32	6/08/2015	298,000	755,500
Georges Antoun	75,000	1.8%	$6.32	6/08/2015	298,000	755,500
Thomas L. Cronan, III	50,000	1.2%	$6.32	6/08/2015	198,750	503,500
Scott Marshall	65,000	1.5%	$6.32	6/08/2015	258,500	654,750

(1)	The exercise price for each option may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or through a same-day sale of the purchased shares. Generally, the options have a maximum term of ten years measured from the option grant date, subject to earlier termination in the event of the optionee’s cessation of service with the Company. The options vest in full in the event of the optionee’s death, and vesting accelerates by 12 months in the event that the optionee’s service terminates because of disability. Under each of the options, the option shares will vest upon an acquisition of the Company by merger or asset sale, unless the acquiring company assumes the options. Certain options may accelerate even if they are assumed, as described below under “Employment Contracts, Termination of Employment and Change in Control Arrangements.”
(2)	Based on an aggregate of 4,273,968 shares granted to the Company employees during fiscal year 2005.
(3)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company’s securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

Aggregate Option/SAR Exercises and Last Fiscal Year-End Option/SAR Value Table.

The following table sets forth information concerning option holdings as of December 31, 2005 with respect to each of the named officers. No stock appreciation rights were outstanding at the end of 2005.

	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Shares Underlying Unexercised Options/SARs at FY-End		Value of Unexercised in-the-Money Options at FY-End ($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin A. DeNuccio	—	—	1,294,270	480,730	$12,243,794	$4,547,706
Ebrahim Abbasi	—	—	227,603	172,397	2,117,875	1,483,125
George Antoun	—	—	291,145	208,855	2,709,420	1,810,580
Thomas L. Cronan, III	110,000	630,259	102,977	112,023	963,412	984,488
Scott Marshall	88,000	766,050	96,166	205,834	997,883	2,022,157

(1)	The value of underlying securities is based on the $14.06 per share closing price of Common Stock on December 31, 2005.

Annex I-15

Employment Contracts, Termination of Employment and Change in Control Arrangements

The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

On August 29, 2001, the Company entered into a letter agreement with Kevin A. DeNuccio, its Chief Executive Officer, President and Director, that provides that if Mr. DeNuccio is terminated for reasons other than cause or voluntarily resigns for good reason, he is to receive his base salary for a 12-month period in a lump sum payment and his target bonus for that year. In addition, in the event of such termination, the agreement provides that his stock options will remain exercisable for a period of 12 months following any termination after his first year of employment. The agreement further provides that if there is a change in control that occurs during Mr. DeNuccio’s employment with the Company, 100% of his options will vest. In addition, if any payment or distribution of any type to Mr. DeNuccio by the Company in connection with a change in control would be subject to excise tax imposed by section 4999 of the Internal Revenue Code or related interest or penalties, Mr. DeNuccio is entitled to an additional gross-up payment to cover the cost of such tax or related interest or penalties (provided, however, that the Company may reduce total payments to Mr. DeNuccio by up to $100,000 if such reduction would eliminate such excise tax).

In October 2001, the Company entered into a letter agreement with Ebrahim Abbasi, its Senior Vice President of Operations, Information Technology and Customer Service, that provides that if there is a change in control and Mr. Abbasi is subsequently terminated without cause, or the nature and scope of his service to us is involuntarily reduced (including a material reduction in his employment responsibilities), an additional 12 months of his option shares shall become vested. In connection with such a termination following a change in control, Mr. Abbasi will also receive up to 12 months of salary continuation.

In a letter agreement in March 2003 and a subsequent amendment in January 2004, the Company agreed with Georges Antoun, Senior Vice President of Worldwide Sales, that if there is a change in control and Mr. Antoun is subsequently terminated without cause, or the nature and scope of his service to us is involuntarily reduced (including a material reduction in his employment responsibilities), 100% of his option shares shall vest. In addition, the Company shall also continue his base pay (at the rate in effect at the time of the termination of his employment) for a period of 12 months following the termination of his employment or, if earlier, until he secures new employment at similar compensation.

In January 2003, the Company entered into a letter agreement with Thomas L. Cronan, III, its Senior Vice President and Chief Financial Officer, that provides that if there is a change in control and Mr. Cronan is subsequently terminated without cause, or the nature and scope of his service to the Company is involuntarily reduced (including a material reduction in his employment responsibilities), an additional twenty-five percent of his option shares shall vest. In addition, the Company shall also continue his base pay (at the rate in effect at the time of the termination of his employment) for a period of 12 months following the termination of his employment or, if earlier, until he secures new employment at similar compensation.

In September 2004, the Company entered into a letter agreement with Scott Marshall, its Senior Vice President of Engineering and Product Management, which provides that if there is a change in control, an additional 12 months of unvested options shall vest. In addition, if within 12 months following such change in control, Mr. Marshall is subsequently terminated without cause, or the nature and scope of his service to the Company is involuntarily reduced (including a material reduction in his employment responsibilities), Mr. Marshall will receive 12 months of his base salary.

On September 22, 2006, the agreement with Mr. DeNuccio was amended to provide, with respect to options granted on June 1, 2006 or any other equity compensation awards granted thereafter (“Applicable CEO Equity Grants”), that if there is a change in control that occurs during Mr. DeNuccio’s employment with the Company, all unvested Applicable CEO Equity Grants will vest, except with respect to options subject to twelve months or

Annex I-16

less of vesting, in which case such options will remain subject to the normal vesting schedule. The amended agreement further provides that in the event a change in control occurs and, if within 12 months following such change in control, Mr. DeNuccio’s service with the Company is “Involuntarily Terminated” other than for “Cause” (as such terms are defined in the employment agreement), all then outstanding unvested Applicable CEO Equity Grants will vest; provided, however, that the following circumstances shall not in and of themselves constitute “Good Reason” under the terms of the employment agreement: 1) Mr. DeNuccio not being appointed Chief Executive Officer of the acquiring entity; or 2) Mr. DeNuccio remaining as the chief executive officer of the subsidiary or division substantially containing the Company’s business following the change of control.

On September 29, 2006, each of the agreements between the Company and Messrs. Cronan, III, Abbasi, Marshall, and Antoun, respectively, were amended to provide that in the event a change in control occurs, an additional 12 months of unvested options granted on or after June 1, 2006 only or any additional equity compensation awards granted thereafter (collectively, the “Applicable Executive Equity Grants”) will vest. The amendments also provide that in the event a change in control occurs and if within 12 months following such change in control, either (A) the executive’s service with the Company is involuntarily terminated without cause or (B) there is an involuntary reduction in the nature and scope of his service to the Company (including a material reduction in his employment responsibilities), all then outstanding unvested Applicable Executive Equity Grants will vest.

None of the Company’s executive officers currently have employment agreements with the Company for a specific term, and they may resign or be terminated at any time. The compensation committee, as administrator of the 1999 Stock Incentive Plan, may provide for accelerated vesting of the shares of Common Stock subject to outstanding options held by any executive officer of the Company in connection with certain changes in control of the Company. The accelerated vesting may be conditioned on the termination of the individual’s employment or reduction in scope of employment responsibilities following the change in control event.

Compensation Committee Interlocks and Insider Participation

None of the current compensation committee members or the former committee members have ever been an officer or employee of the Company or any of its subsidiaries, nor were there any compensation committee interlocks or other relationships during 2005 requiring disclosure under Item 402(j) of Regulation S-K.

Certain Relationships and Related Transactions

Neither the Company nor any of its directors, nominees, officers, or beneficial owners of more than five percent of the outstanding Common Stock, or any immediate family member of the foregoing, are, or during fiscal year 2005 at any time were, or are proposed to be, parties to, or have a direct or indirect material interest in, any relationships or transactions, or series of related transactions, described in Item 404 of Regulation S-K promulgated by the SEC.

Annex I-17

Annex II

UBS Securities LLC 555 California Street, 36th Floor San Francisco, CA 94104 www.ubs.com

December 19, 2006

The Board of Directors

Redback Networks Inc.

100 Headquarters Drive

San Jose, California 95134

Dear Members of the Board:

We understand that Redback Networks Inc., a Delaware corporation (the “Company”), is considering a transaction whereby TELEFONAKTIEBOLAGET LM ERICSSON (PUBL), a limited liability company under the Swedish Companies Act (“Parent”), will acquire 100% of the outstanding capital stock of the Company in an all-cash transaction. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of December 19, 2006 (the “Agreement’), Parent will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of Parent (the “Transaction”). Pursuant to the terms of the Agreement, (i) a wholly-owned subsidiary of Parent (“Purchaser”) will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock of the Company, par value $0.0001 per share (“Company Common Stock”), for $25.00 per share in cash, and (ii) subsequent to the consummation of the Offer, Purchaser will be merged (the “Merger”) into the Company and each share of Company Common Stock remaining outstanding after the Offer will be converted into the right to receive $25.00 in cash (the per share consideration in the Offer and the Merger is referred to as the “Consideration”). Concurrent with the execution of the Agreement, certain stockholders of the Company are entering into tender and stockholder support agreements with Parent and Purchaser. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Company’s affiliates and affiliates of or holders of beneficial interests in Purchaser to the extent they are holders of Company Common Stock) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as exclusive financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company and Parent unrelated to the proposed Transaction, for which UBS and its affiliates have received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. We express no opinion as to the price at which Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent,

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

Annex II-1

that (i) the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, (ii) Parent, Purchaser and the Company will comply with all the material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Parent; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the calendar years 2006 and 2007 prepared by management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Company Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. Although we have not been authorized to solicit indications of interest in a business combination with the Company from third parties, we have held discussions regarding a possible transaction with one party with whom the Company has previously discussed a possible transaction.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock (other than the Company’s affiliates and affiliates of or holders of beneficial interests in Purchaser to the extent they are holders of Company Common Stock) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

UBS SECURITIES LLC

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

Annex II-2